Exhibit 4.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

STONEPEAK INFRASTRUCTURE FUND IV CAYMAN (AIV III) LP

LIMESTONE MERGER SUB, INC.

TEEKAY LNG PARTNERS, L.P.

AND

TEEKAY GP L.L.C.

DATED AS OF OCTOBER 4, 2021

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TABLE OF CONTENTS

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TABLE OF CONTENTS

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 4, 2021 (this “Agreement”), is entered into by and among Stonepeak Infrastructure Fund IV Cayman (AIV III) LP, a Cayman Islands exempted limited partnership (“Parent”), Limestone Merger Sub, Inc., a Marshall Islands corporation (“Merger Sub” and, with Parent, the “Parent Entities”), Teekay LNG Partners, L.P., a Republic of Marshall Islands limited partnership (“Partnership”), and Teekay GP LLC, a Republic of Marshall Islands limited liability company and the general partner of Partnership (“General Partner”). Parent, Merger Sub, Partnership and General Partner are each sometimes referred to as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Parties intend that Merger Sub be merged with and into Partnership with Partnership surviving the Merger as a Marshall Islands limited partnership and wholly owned subsidiary of Parent (the “Merger”), in accordance with the applicable provisions of the Limited Partnership Act of the Republic of the Marshall Islands (the “LP Act”); and

WHEREAS, the Board of Directors of the General Partner (the “General Partner Board of Directors”) with “Special Approval” (within the meaning of the Existing Partnership Agreement) has (a) determined that it is fair and in the best interests of Partnership and the Common Unitholders, and declared it advisable, to enter into this Agreement, (b) consented to and approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby (the “Transactions”, which for purposes of this Agreement, include the transactions contemplated under the GP Purchase Agreement and the Services Companies Restructuring and Purchase Agreement), and (c) resolved to submit this Agreement to a vote of the Common Unitholders and recommend approval of this Agreement by the Common Unitholders (together, the “General Partner Board Recommendation”); and

WHEREAS, the Board of Directors of Parent (the “Parent Board of Directors”) has approved and declared advisable this Agreement and the Transactions; and

WHEREAS, as a condition to the Parent Entities’ willingness to enter into this Agreement, one or more Persons, including Teekay Corporation, a Republic of Marshall Islands corporation (“TKC”) and/or its Subsidiaries and Affiliates, has entered into a Voting and Support Agreement, dated as of the date of this Agreement (the “Support Agreement”), pursuant to which, among other things, TKC has agreed to vote to approve the Merger and this Agreement and take certain other actions in furtherance of the Merger, in each case on the terms and subject to the conditions provided for in the Support Agreement, and TKC and Parent have entered into a letter agreement governing certain post-Closing covenants of TKC (the “Covenants Letter Agreement”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, (a) Teekay Corporation, Teekay Holdings Limited and Parent, have entered into that certain Limited Liability Company Interest Purchase Agreement dated as of the date hereof (“GP Purchase Agreement”) pursuant to which General Partner Purchaser shall purchase the General Partner immediately prior to or concurrently with the Closing, and (b) Teekay Corporation, Teekay LNG Operating L.L.C.and Parent, have entered into that certain Management Services Restructuring and Purchase

Agreement dated as of the date hereof (“Services Companies Restructuring and Purchase Agreement”) pursuant to which, after the specified restructuring and other actions, Services Companies Purchaser shall purchase Teekay Shipping Limited, the company that provides services to the Partnership, Partnership Subsidiaries and the Partnership JVs immediately prior to or concurrently with the Closing.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, the Parties agree as follows:

AGREEMENT

ARTICLE I

THE MERGER; CERTAIN GOVERNANCE MATTERS

1.1 The Merger. Upon the terms and subject to the satisfaction or, to the extent permitted by Law, waiver of the conditions set forth in this Agreement, and in accordance with the LP Act, at the Effective Time, Merger Sub shall be merged with and into Partnership, whereupon the separate existence of Merger Sub will cease, with Partnership continuing as the surviving entity (Partnership, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”), such that immediately following the Merger, the Surviving Entity will be a wholly owned Subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the LP Act.

1.2 Closing. The closing of the Merger (the “Closing”) will take place by conference call and by exchange of signature pages by email or other electronic transmission (a) on the twelfth (12th) business day after the satisfaction or, to the extent permitted by Law, waiver of the conditions set forth in Article VII (other than any such conditions that by their nature are to be satisfied at the Closing) subject to the satisfaction or, to the extent permitted by Law, waiver of all of the conditions set forth in Article VII at the Closing, or (b) at such other date as may be agreed to in writing by Partnership and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date”; provided that, in no event shall the Closing occur prior to December 31, 2021.

1.3 Effective Time. As promptly as practicable on the Closing Date, the Parties shall cause a certificate of merger with respect to the Merger, in a form mutually agreed by Partnership and Parent prior to the Closing (the “Articles of Merger”) to be duly executed and filed with Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands as provided under the LP Act and make any other filings, recordings or publications required to be made by Partnership or Merger Sub under the LP Act in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger is duly filed with and accepted by the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands or on such later date and time as shall be agreed to by Partnership and Parent and specified in the Articles of Merger in accordance with the LP Act (the date and time at which the Merger becomes effective being hereinafter referred to as the “Effective Time”).

1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Articles of Merger and in the relevant provisions of the LP Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, privileges, immunities, powers, purposes, property and assets of each of Merger Sub and Partnership shall vest in the Surviving Entity, and all liabilities, obligations and penalties of each of Merger Sub and Partnership shall be assumed by the Surviving Entity.

1.5 Certificate of Limited Partnership and Agreement of Limited Partnership. At the Effective Time, (i) the Certificate of Limited Partnership will remain unchanged and will be the certificate of limited partnership of the Surviving Entity until duly amended in accordance with applicable Law and (ii) the Existing Partnership Agreement will be the agreement of limited partnership of the Surviving Entity until duly amended in accordance with the terms thereof and applicable Law.

ARTICLE II

MERGER CONSIDERATION; EXCHANGE PROCEDURES

2.1 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Partnership, General Partner or any holder of Common Units:

(a) All of the shares of common stock of Merger Sub outstanding immediately prior to the Effective Time will be automatically converted into limited partner interests in Partnership, representing the sole limited partner interests of the Partnership excluding the Preferred Units.

(b) The General Partner Interest in Partnership issued and outstanding immediately prior to the Effective Time will remain outstanding in the Surviving Entity in the form set forth in the Existing Partnership Agreement, and General Partner, as the holder of the General Partner Interest, will continue as the sole general partner of the Surviving Entity as set forth in the Existing Partnership Agreement. At the Effective Time, the books and records of Partnership will be revised to reflect that all limited partners of Partnership immediately prior to the Effective Time (other than holders of Preferred Units) shall cease to be limited partners of Partnership pursuant to the terms of this Agreement and that Parent is the sole limited partner of Partnership, and Partnership will continue without dissolution.

(c) Each Common Unit issued and outstanding immediately prior to the Effective Time (excluding any Excluded Units) will be converted into the right to receive cash in amount of US$17.00 per Common Unit (the “Merger Consideration”), for an aggregate payment by Parent of US$1,485,776,880 for all of the Common Units (excluding any Excluded Units) inclusive of the incentive awards described in Section 2.3(d), subject to any additional units as consented to in writing by Parent pursuant to Section 5.1(b)(ii).

(d) As of the Effective Time, each Incentive Equity Award that is outstanding immediately prior to the Effective Time, whether or not vested, shall, automatically and without any action on the part of the holder thereof, be vested, cancelled and converted in settlement and cancellation thereof, into the right to receive, and the Partnership shall pay to each former holder of any such Incentive Equity Award, with respect to each Incentive Equity Award, an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of Common Units subject to such Incentive Equity Award held by such holder, less applicable withholding Taxes on the first regularly scheduled payroll date for the Partnership that is at least five (5) business days following the Effective Time, subject to the receipt of customary releases in favor of the Partnership.

(e) Notwithstanding anything to the contrary in this Agreement, at the Effective Time, all Common Units owned immediately prior to the Effective Time by Partnership or its wholly owned Subsidiaries or by Parent or its wholly owned Subsidiaries (collectively, the “Excluded Units”) will automatically be cancelled and no consideration will be received therefor.

(f) If, during the period from the date of this Agreement through the Effective Time, any change shall occur in the outstanding Common Units or securities convertible or exchangeable into Common Units by reason of any reclassification, recapitalization, stock split (including reverse stock split), stock dividend or combination, exchange, readjustment or similar transaction, then the Merger Consideration on a per unit basis shall be appropriately adjusted; provided, however, that nothing in this Section 2.1(f) shall be construed to permit the Partnership to take any action that is otherwise expressly prohibited by the terms of this Agreement.

(g) Each Preferred Unit issued and outstanding immediately prior to the Effective Time will continue to be outstanding immediately following the Merger.

2.2 Rights As Unitholders; Unit Transfers. All Common Units converted into the right to receive the Merger Consideration pursuant to Section 2.1(c) will cease to be outstanding and will automatically be canceled and will cease to exist when converted as a result of and pursuant to the Merger. At the Effective Time, each holder of a certificate representing Common Units (a “Certificate”) and each holder of non-certificated Common Units, represented by book-entry (“Book-Entry Units”) will cease to be a limited partner of Partnership and cease to have any rights with respect thereto, except the right to receive (a) the Merger Consideration, and (b) any distributions in accordance with Section 2.3(c). In addition, holders as of the relevant record date of Common Units outstanding immediately prior to the Effective Time will have continued rights to any distribution, without interest, with respect to such Common Units, with a record date occurring prior to the Effective Time that may have been declared or made by Partnership with respect to such units in accordance with the terms of the Existing Partnership Agreement and this Agreement and which remains unpaid as of the Effective Time (a “Regular Distribution”). Regular Distributions by Partnership are not part of the Merger Consideration, and will be paid on the payment date set therefor to such holders of Common Units, whether or not they exchange their Common Units, pursuant to Section 2.3. At the Effective Time, the unit transfer books of Partnership will be closed immediately and there will be no further registration of transfers on the unit transfer books of Partnership with respect to Common Units.

2.3 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent will appoint a commercial bank or trust company reasonably acceptable to Partnership to act as exchange agent hereunder for the purpose of exchanging Common Units for the Merger Consideration as required by this Article II (the “Exchange Agent”). On the Closing Date, promptly after the Effective Time, Parent will deposit, or cause to be deposited, with the Exchange Agent for the benefit of the holders of the applicable Common Units, for exchange in accordance with this Article II, through the Exchange Agent, cash as required by this Article II and Section 4.6. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any distributions pursuant to Section 2.3(c). Any cash deposited with the Exchange Agent is hereinafter referred to as the “Exchange Fund.” The Exchange Agent will, pursuant to irrevocable instructions from Parent, deliver the Merger Consideration contemplated to be paid for Common Units pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 2.3(c) and 2.3(d), the Exchange Fund will not be used for any other purpose. The Exchange Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to (i) direct short term obligations of, or short term obligations fully guaranteed as to principal and interests by, the United States government, (ii) commercial paper obligations rated A-1 or equivalent rating, or (iii) bank accounts with commercial banks with Tier 1 Capital exceeding US$1 billion or with an average rating above investment grade. Any interest and other income resulting from such investments shall be paid to Parent or the Surviving Entity upon demand. Parent and the Surviving Entity shall promptly replace any funds deposited with the Exchange Agent lost through any investment made pursuant to this Section 2.3(a). Nothing contained herein and no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any holder of Common Units to receive Merger Consideration.

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within two (2) business days thereafter), Parent will instruct the Exchange Agent to mail or otherwise deliver to each record holder of Common Units as of the Effective Time (other than holders of Excluded Units and other than any holders of Book-Entry Units) (i) a letter of transmittal (specifying that in respect of certificated Common Units, delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent, and which will be in customary form and agreed to by Parent and Partnership prior to the Effective Time) and (ii) instructions (in customary form and agreed to by Parent and Partnership prior to the Effective Time) for use in effecting the surrender of the Certificates in exchange for the Merger Consideration payable in respect of Common Units represented by such Certificates. Promptly after the Effective Time, upon surrender of Certificates, if any, for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents as may be reasonably required pursuant to such instructions, each holder who held Common Units immediately prior to the Effective Time (other than holders of Excluded Units) will be entitled to receive upon surrender of the Certificates therefor a check in an amount equal to the aggregate amount of the cash that such holder has the right to receive with respect to such Common Units pursuant to Section 2.3(c) and Section 2.3(d). Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Units shall not be required to deliver an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each holder of record of one or more Book-Entry Units, which at the Effective Time were converted into the right to receive the Merger Consideration, shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to deliver as promptly as practicable after the Effective Time, a check in an amount equal to the aggregate amount of the cash that such holder has the right to receive with respect to such Common Units pursuant to Section 2.3(c) and Section 2.3(d) in exchange for a customary letter of transmittal if reasonably requested by Parent. No interest will be paid or accrued on any Merger Consideration or any Regular Distribution. In the event of a transfer of ownership of Common Units that is not registered in the transfer records of Partnership or the Merger Consideration, as applicable, and any Parent distributions payable pursuant to Section 2.3(c) payable in respect of such Common Units may be paid to a transferee, if the Certificate representing such Common Units is presented to the Exchange Agent, and accompanied by all documents reasonably required to evidence and effect such transfer and the Person requesting such exchange will pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration, in any name other than that of the record holder of such Common Units, or will establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until such required documentation has been delivered and Certificates, if any, have been surrendered, as contemplated by this Section

2.3, each Certificate will be deemed at any time after the Effective Time to represent only the right to receive upon such delivery and surrender the Merger Consideration, payable in respect of Common Units, and any cash or distributions to which such holder is entitled pursuant to Section 2.3(c), Section 2.3(d) and (without the necessity of such surrender) Regular Distributions.

(c) Further Rights in Common Units and Incentive Equity Awards. The Merger Consideration issued upon conversion of a Common Unit or Incentive Equity Award in accordance with the terms hereof (including any cash paid pursuant to Section 2.3(d)) and any declared distributions to be paid on Common Units will be deemed to have been issued in full satisfaction of all rights pertaining to such Common Unit.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Common Units after 180 days following the Effective Time will be delivered to Parent upon demand by Parent and, from and after such delivery, any former holders of Common Units who have not theretofore complied with this Article II will thereafter look only to Parent for the Merger Consideration, payable in respect of such Common Units without any interest thereon. Notwithstanding any provision of this Agreement to the contrary, (x) none of the Parent, the Surviving Entity, the Exchange Agent or any other Person shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law, and (y) any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Common Units or otherwise as of the third anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Laws, become the property of Parent or an Affiliate thereof designated by Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of an indemnity agreement or a bond, in such amount reasonably determined by Parent, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, payable in respect of Common Units represented by such Certificate, and any distributions to which the holders thereof are entitled pursuant to Section 2.3(c).

(f) Withholding. Each of Parent, Merger Sub and the Exchange Agent are entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Common Units such amounts or securities as Parent, Merger Sub or the Exchange Agent determines are required to be deducted and withheld under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment or issuance. To the extent that amounts or securities are so deducted and withheld such amounts will be treated for all purposes of this Agreement as having been paid or issued to the holder of Common Units in respect of whom such deduction and withholding was made by Parent, Merger Sub or the Exchange Agent, as the case may be.

(g) No Dissenters Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other Transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND

WARRANTIES OF PARTNERSHIP

Except as disclosed in Partnership SEC Documents filed or furnished with the SEC since December 31, 2020 (including exhibits previously filed with the SEC and incorporated by reference therein) and publicly available at least two business days prior to the date hereof (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature, and nothing disclosed in any such SEC Document shall be deemed to be a qualification or modification of the representations and warranties set forth in Section 3.2 or Section 3.10(a)) or in the corresponding section of the disclosure letter delivered by Partnership to Parent immediately prior to the execution of this Agreement (the “Partnership Disclosure Letter”) (it being agreed that disclosure of any item in any section of the Partnership Disclosure Letter shall be deemed disclosure with respect to any other section of this Article III to which the relevance of such item is reasonably apparent on its face), Partnership represents and warrants to Parent as set forth below.

3.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of the Partnership, the Partnership Subsidiaries and the Partnership JVs is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization, and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties, or conduct of its business, requires such qualification, except where the failure to be so organized and validly existing (solely in the case of Partnership Subsidiaries and Partnership JVs), qualified or, where relevant, in good standing, or to have such power or authority, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. Partnership has filed with the SEC, prior to the date of this Agreement, complete and accurate copies of the Partnership Governing Documents as amended to the date hereof. The Partnership Governing Documents are in full force and effect and the Partnership is, and at all relevant times, has been, in compliance in all material respects with the Partnership Governing Documents.

(b) The Partnership has made available to Parent a true, correct and complete copy of the Organizational Documents of each of the Partnership Subsidiaries and Partnership JVs, in each case, as amended through and in existence on the date hereof. The Organizational Documents of the Partnership Subsidiaries and Partnership JVs are in full force and effect and each relevant Partnership Subsidiary and Partnership JV is, and at all relevant times, has been, in compliance with such Organizational Documents, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact.

3.2 Capitalization.

(a) The authorized equity interests of the Partnership consist of Common Units, Series A Preferred Units, Series B Preferred Units and the General Partner Interest. As of the date of this Agreement, the issued and outstanding limited partner interests and general partner interests of Partnership consists of (i) 87,005,727 Common Units, (ii) 5,000,000 Series A Preferred Units, (iii) 6,800,000 Series B Preferred Units, (iv) a 1.75% General Partner Interest in the Partnership which includes an economic ownership interest equal to 1,555,061 general partner interest units, and (v) 392,913 Common Units underlying outstanding Incentive Equity Awards (assuming full vesting). General Partner is the sole general partner of the Partnership and owns all of the outstanding general partner interest in the Partnership. Other than Incentive Equity Awards which are subject to vesting as set forth in Section 3.2(b) below, all outstanding equity securities of the Partnership are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Section 51 of the LP Act) and free of preemptive rights or anti-dilutive rights (except as set forth in the Existing Partnership Agreement).

(b) The Partnership has made available to Parent summaries and other documentation which sets forth as of the date of this Agreement (i) the aggregate number of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards (“Incentive Equity Awards”) that are subject to the LTIP, (ii) a list of each outstanding Incentive Equity Award granted under the LTIP and the name of the holder of such Incentive Equity Award, with the number of such Incentive Equity Awards granted, (iii) the date on which such Incentive Equity Award was granted or issued, and (iv) the applicable vesting schedule, and the extent to which such Incentive Equity Award is vested and exercisable as of the date hereof. Under the terms of the LTIP, all of the unvested Incentive Equity Awards will vest immediately on the Closing Date. With respect to each grant of Incentive Equity Awards, in all material respects, (1) each such grant was made in accordance with the terms of the LTIP, the Exchange Act and all other applicable Laws, including the rules of the NYSE, (2) each such grant was properly accounted for in accordance with GAAP in the Partnership SEC Documents (including financial statements) and all other applicable Laws, (3) each Incentive Equity Award qualifies for the Tax treatment afforded to such award in the Partnership’s Tax Returns and all of the Partnership’s SEC Documents, respectively, and (4) each Incentive Equity Award does not trigger any liability for the holder thereof under Section 409A of the Code or any similar provision in any other Tax jurisdiction.

(c) As of the date of this Agreement, except as set forth above in this Section 3.2, or as set forth on Schedule 3.2(c) of the Partnership Disclosure Letter (which sets forth a true and complete list, as of the date of this Agreement, of each Partnership Subsidiary or Partnership JV, including its jurisdiction of formation and direct or indirect ownership by the Partnership thereof), (A) there are no partnership interests, limited liability company interests or other equity securities of the Partnership, or any of the Partnership Subsidiaries or Partnership JVs held directly or indirectly by the Partnership, issued or authorized and reserved for issuance, (B) there are no outstanding options, profits interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating the Partnership or any of its respective Subsidiaries or any Partnership JV to issue, transfer or sell any partnership or other equity interest of the Partnership or such Partnership Subsidiary or Partnership JV or any securities convertible into or exchangeable for such partnership interests or equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, and (C) there are no contractual obligations of the Partnership or any of the respective Partnership Subsidiaries or any Partnership JV to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in the Partnership or any of its Subsidiaries or Partnership JV or any such securities or agreements listed in clause (B) of this sentence. All of the outstanding equity interests of each of the Partnership Subsidiaries and Partnership JVs held directly or indirectly by the Partnership have been duly authorized and validly issued, are fully paid and nonassessable, and free of preemptive or anti-dilutive rights, except as set forth in the Organizational Documents of the applicable Partnership Subsidiary or Partnership JV. Neither the Partnership nor any Partnership Subsidiary owns any equity interest in any other Person (other than equity interests in its respective Partnership Subsidiaries and the Partnership JVs).

(d) Except as set forth on Schedule 3.2(d) of the Partnership Disclosure Letter, neither the Partnership nor any of the Partnership Subsidiaries or Partnership JVs has outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the Common Unitholders or other similar common equity holders on any matter.

(e) There are no voting trusts or other agreements or understandings to which the Partnership or any of the Partnership Subsidiaries is a party with respect to the voting or registration of Common Units or other equity interest of the Partnership or any of the Partnership Subsidiaries or the Partnership JVs.

3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of the Partnership and the General Partner has all requisite limited partnership, limited liability company, corporate or similar power and authority to enter into this Agreements and with respect to the Partnership, assuming the Partnership Unitholder Approval is obtained, to perform its obligations hereunder and to consummate the Transactions, including the Merger. No approval by the holders of Preferred Units is required for the Partnership to perform its obligations hereunder and to consummate the Transactions, including the Merger. The execution, delivery and performance by each of the Partnership and the General Partner of this Agreement and the consummation of the Transactions have been duly and validly authorized by the General Partner Board of Directors with “Special Approval” (within the meaning of the Existing Partnership Agreement) and, except for the filing of the Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, and the consents required under the Organizational Documents of certain Partnership JVs as set forth in Schedule 3.20(a)(viii) of the Partnership Disclosure Letter, no other limited partnership, limited liability company, corporate or similar proceedings on the part of General Partner, the Partnership or any Partnership Subsidiary or Partnership JV are necessary to authorize the consummation of the Transactions other than, with respect to the Merger, obtaining the Partnership Unitholder Approval. Prior to the execution of this Agreement, the General Partner Board of Directors has unanimously adopted resolutions (A) based on the resolutions of the Conflicts Committee with “Special Approval” (within the meaning of the Existing Partnership Agreement), declaring that this Agreement and the Transactions are fair and reasonable to the Partnership and in the best interests of the Partnership and its Common Unitholders, (B) approving this Agreement and the

Transactions, including the Merger, (C) authorizing the execution, delivery and performance of this Agreement, (D) directing that this Agreement be submitted for consideration at the Partnership Special Meeting, (E) making the General Partner Board Recommendation, and (F) approving the inclusion of the General Partner Board Recommendation in the Proxy Statement, in each case subject to Section 5.2, a copy of which has been made available to Parent. The Transactions will not adversely affect the rights of the limited partners holding Preferred Units. This Agreement has been duly and validly executed and delivered by each of the Partnership and the General Partner and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of each of the Partnership and the General Partner, enforceable against the Partnership and the General Partner in accordance with its terms, except that (1) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (2) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (such exceptions in clauses (1) and (2), the “Enforceability Exceptions”).

(b) Other than in connection with or in compliance with (i) the provisions of the LP Act, (ii) the Exchange Act, (iii) consents, notices and other clearances under those Antitrust Laws and any foreign direct investment laws required or reasonably advisable under applicable Laws (“Required Approvals”), including as specified as of the date hereof in Schedule 3.3(b) to the Partnership Disclosure Letter, (iv) any applicable requirements of the NYSE, and (v) the filing of the Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, no authorization, consent or approval of, or filing or notice with, any Governmental Entity is necessary, under applicable Law, for the execution and delivery by the Partnership of this Agreement or the consummation by the Partnership of the Transactions, except for (A) such authorizations, consents, approvals, filings or notices that, if not obtained or made, has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact and (B) as may arise as a result of any unique status, facts or circumstances relating to Parent or its Affiliates or Laws or Contracts binding on such Parent or its Affiliates.

(c) The execution and delivery by the Partnership of this Agreement does not, and, except as described in Section 3.3(b), the consummation of the Transactions and compliance with the provisions of this Agreement will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Partnership Material Contract, loan, Indebtedness or guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right binding upon the Partnership or any of the Partnership Subsidiaries or Partnership JVs or result in the creation of any Lien upon any of the properties, rights or assets of the Partnership or any Partnership Subsidiaries or Partnership JVs, other than Permitted Liens or result in any “Default” or “Event of Default” (or equivalent term) (as defined in the respective Contracts governing any of Indebtedness of the Partnership, or any of the Partnership Subsidiaries or Partnership JVs the “Existing Debt Agreements”), (ii) subject to obtaining the Partnership Unitholder Approval, and the consents required under the Organizational Documents of certain Partnership JV’s as set forth in Schedule 3.20(a)(viii) of the Disclosure Letter, conflict with or result in any violation of any provision of the Partnership Governing Documents or any of the Organizational Documents of any Partnership Subsidiary or Partnership JVs, or (iii) conflict with or violate any Laws applicable to the Partnership or any of the Partnership Subsidiaries or Partnership JVs, or any of their respective properties or assets, other than in the case of clauses (i) (excluding Existing Debt Agreements and Partnership Material Contracts of the type described in Section 3.20(a)(xii) (Material Chartering Contracts)) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact.

3.4 Reports and Financial Statements.

(a) From January 1, 2018 through the date of this Agreement, the Partnership has filed or furnished all forms, documents and reports with the SEC (such forms, documents and reports, including all exhibits, supplements and schedules thereto, the “Partnership SEC Documents”) required to be filed or furnished prior to the date hereof by it. As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements on the date of effectiveness), each of the Partnership SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Partnership SEC Documents contained any untrue statement of any material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of the Partnership has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. None of the Partnership SEC Documents is, as of the date of this Agreement the subject of ongoing SEC review or investigation or, to the knowledge of the Partnership, any outstanding or unresolved comments. The Partnership has, prior to the date hereof, provided Parent or its Representatives with true, correct and complete copies of all SEC comment letters received and response letters submitted and other correspondence between the SEC and General Partner, the Partnership or any Partnership Subsidiary with respect to the Partnership SEC Documents, within the year prior to the date of this Agreement to the extent such comment letters, response letters and correspondence are not publicly available. None of the Partnership Subsidiaries is currently required to file any forms, reports or other documents with the SEC under the Exchange Act.

(b) The consolidated financial statements (including all related notes and schedules) of the Partnership and the Partnership Subsidiaries included in the Partnership SEC Documents when filed (i) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing, (ii) fairly present in all material respects the consolidated financial position of the Partnership and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in shareholders’ equity and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto, none of which would be material) in conformity with United States Generally Accepted Accounting Principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and (iii) were prepared from, and in accordance with, the books and records of the Partnership and the Partnership Subsidiaries.

3.5 Internal Controls and Procedures.

(a) The Partnership has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) sufficient to comply in all material respects with all legal and accounting requirements applicable to the Partnership and its Subsidiaries and as otherwise as required by Rule 13a-15 under the Exchange Act. The Partnership’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Partnership in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Partnership’s management as appropriate to allow timely decisions regarding required disclosure and to enable the Partnership’s management to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Partnership, each Partnership Subsidiary and each of their respective officers and directors in their capacities as such are in material compliance with, and, since January 1, 2018, have materially complied with the applicable provisions of Sarbanes-Oxley Act and the Exchange Act. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, the Partnership’s management has disclosed to the Partnership’s auditors and the audit committee of the General Partner Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Partnership’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Partnership’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof. The Partnership has remediated any and all significant deficiencies and all material weaknesses in the design or operations of its internal control over financial reporting that were reasonably likely to adversely affect in any material respect the Partnership’s ability to report financial information and were identified in the Partnership’s most recent evaluation of its internal control over financial reporting.

(b) Except as set forth in Schedule 3.5(b) of the Partnership Disclosure Letter, neither General Partner, the Partnership nor any Partnership Subsidiary is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Partnership or a Partnership Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(c) The Partnership has not been informed by its independent registered public accounting firm that it is required to restate, and the Partnership has not restated (and does not believe it is, nor will it be, required to restate), any financial statements contained in the Partnership SEC Documents as a result of events known to the Partnership as of the date hereof in a manner that would be material to the present or future financial condition of Partnership and the Partnership Subsidiaries, taken as a whole.

3.6 No Undisclosed Liabilities. Except (a) liabilities as disclosed, accrued or reserved against in Partnership’s consolidated balance sheet (or the notes thereto) as of December 31, 2020 as included in the Partnership SEC Documents filed or furnished and publicly available at least two (2) business days prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since December 31, 2020, other than those which, individually or in the aggregate, have not had, and would not reasonably be expected to have a Partnership Adverse Impact, (c) as expressly permitted or contemplated by this Agreement and (d) for liabilities which have been discharged or paid in full in the ordinary course of business prior to the date hereof, neither General Partner, the Partnership nor any Partnership Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, known or unknown, or due or to become due, of a type required to be recorded or reflected on consolidated balance sheet of the Partnership and its consolidated Subsidiaries (or in the notes thereto) prepared in accordance with GAAP (as in effect on the date of this Agreement).

3.7 Compliance with Laws; Permits.

(a) The Partnership and each Partnership Subsidiary and to the knowledge of the Partnership each Partnership JV is, and since January 1, 2018 has been, in compliance with and is not, and since January 1, 2018 has not been, in default under, or in violation of, any Laws (including Maritime Guidelines) applicable to the Partnership, such Partnership Subsidiaries or Partnership JVs or any of their respective properties or assets (including the Partnership Vessels), except where such non-compliance, default or violation has not had, and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact. Since December 31, 2020, the Partnership has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(b) The Partnership and the Partnership Subsidiaries are, and to the knowledge of the Partnership each Partnership JV is, and since January 1, 2018 have been, in compliance with of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, approvals and orders issued, granted or obtained by or from any Governmental Entity (including those required by Maritime Guidelines) necessary for the Partnership, the Partnership Subsidiaries and Partnership JVs to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Partnership Permits”), except where the failure to have any of the Partnership Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact. All Partnership Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact. The Partnership and each Partnership Subsidiary, and to the knowledge of the Partnership each Partnership JV, is in compliance with all Partnership Permits, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact.

3.8 Environmental Laws and Regulations. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, since January 1, 2016:

(a) The Partnership, and each Partnership Subsidiary, Partnership JV and Partnership Vessel have been and are in compliance with all applicable Environmental Laws and have obtained and have been and are in compliance with all Environmental Permits necessary to conduct their respective businesses as presently conducted. All Environmental Permits necessary to conduct the respective businesses of the Partnership and each Partnership Subsidiary, Partnership JV and Partnership Vessel as presently conducted are in full force and effect, and the Partnership has no written notice or knowledge that such Environmental Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Entity has begun, or to the knowledge of the Partnership, threatened in writing to begin, any action to terminate, cancel or reform any Environmental Permits necessary to conduct the respective businesses of the Partnership, each Partnership Subsidiary, Partnership JV and Partnership Vessel as presently conducted;

(b) Neither General Partner, the Partnership nor any Partnership Subsidiary has received any notice, demand, request for information, citation, summons, complaint, letter, claim or other Proceeding alleging that the Partnership or any such Partnership Subsidiary, Partnership JV or Partnership Vessel is in violation of, or liable under, any Environmental Law, no penalty has been assessed and there is no outstanding order, consent decree, writ, injunction or judgment issued by a court, Governmental Entity, authority or tribunal against General Partner, the Partnership or any Partnership Subsidiary, Partnership JV or otherwise with respect to any Partnership Vessel, in each case, with respect to matters arising out of or relating to any Environmental Law. There is no claim, action, suit, proceeding, demand, lien, investigation, request for information or other Proceeding pending, or, to the knowledge of the Partnership, threatened against General Partner, the Partnership or any Partnership Subsidiary or otherwise with respect to any Partnership Vessel with respect to any matters arising out of or relating to any Environmental Law;

(c) Neither General Partner, the Partnership nor any Partnership Subsidiary has received, entered into or agreed to, and no Partnership Vessel is subject to, any order, consent, decree, writ, injunction or judgment or is subject to any order, consent, decree, writ, injunction or judgment relating to compliance with Environmental Laws, Environmental Permits or the investigation, Release, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;

(d) Neither General Partner, the Partnership nor any Partnership Subsidiary has assumed, by Contract, or to the knowledge of the Partnership, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Materials, and neither General Partner, the Partnership nor any Partnership Subsidiary is an indemnitor in connection with any threatened or asserted claim, action, suit, proceeding, demand, lien, investigation or other Proceeding by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials; and

(e) Neither General Partner, the Partnership, nor any Partnership Subsidiary nor Partnership Vessel has caused, and to the knowledge of the Partnership, no third party has caused, any Release or threatened Release of a Hazardous Material, bilge water or ballast water that could reasonably be expected to result in liability to, or require investigation or remedial action by, General Partner, the Partnership, any Partnership Subsidiary or Partnership Vessel under any Environmental Law.

3.9 Employee Benefit Plans.

(a) Schedule 3.9(a) of the Partnership Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of each material Partnership Benefit Plan. With respect to each material Partnership Benefit Plan, the Partnership has made available to Parent true, correct and complete copies of (or, to the extent no such copy exists, a written summary of), in each case, to the extent applicable, (i) the current plan document and, to the extent available, the summary plan description; (ii) the most recent audited financial statement and actuarial valuation; (iii) all material filings and correspondence with any Governmental Entity, including any required filings or schedules and any communications with any Governmental Entity regarding the qualified status of each such material Partnership Benefit Plan; (iv) all material related insurance contracts which implement each such material Partnership Benefit Plan; and (v) any documents with respect to any material Partnership Benefit Plans that are required to be prepared or filed under the applicable Laws of a non-U.S. jurisdiction.

(b) (i) Except as has not and would not, individually or in the aggregate, reasonably be expected to have a Partnership Adverse Impact, each of the Partnership Benefit Plans is and has been established, operated, maintained, funded and administered in compliance with its terms and in accordance with applicable Laws and applicable regulatory or authoritative guidance; (ii) no Partnership Benefit Plan is a defined benefit plan, is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA or Section 413(c) of the Code; (iii) no Partnership Benefit Plan provides benefits, including death or medical or other welfare benefits (whether or not insured), with respect to current or former employees or directors of the Partnership or its Subsidiaries beyond their retirement or other termination of service, other than, and solely to the extent of, coverage mandated by applicable Law for which the cost is borne entirely by the covered Person; (iv) no material liability has been incurred by the Partnership, any of its Subsidiaries or any of their respective Affiliates (including ERISA Affiliates) that has not been satisfied in full, and no condition exists that is likely to cause the Partnership, any of its Subsidiaries or any of their Affiliates to incur a liability thereunder or in respect thereof; (v) except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Adverse Impact, all contributions, reimbursements or other amounts payable by the Partnership or its Subsidiaries pursuant to each Partnership Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards and there are no pending, or to the knowledge of the Partnership, threatened claims, actions, investigations, litigations, proceedings, audits or other Proceedings (other than routine claims for benefits) with respect to any of the Partnership Benefit Plans or any trusts related thereto; and (vi) neither the Partnership nor any of its Subsidiaries has any current or contingent liability or obligation as a result of at any time being treated as a single employer under applicable Law with any other Person.

(c) Each of the Partnership Benefit Plans intended to be “qualified” for Tax or regulatory purposes has received a current favorable determination letter, opinion letter or other authoritative communication from the applicable Governmental Entity as to its qualification, and there are no existing circumstances or any events that have occurred that would adversely affect the qualified status of any such plan or that would subject the Partnership to any Tax, fine, lien, penalty or other liability.

(d) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code or any other applicable Law), forgiveness of Indebtedness or otherwise) becoming due to any current or former director or any employee or other individual service provider of General Partner, the Partnership or any Partnership Subsidiary under any Partnership Benefit Plan or otherwise, (ii) increase any benefits or compensation otherwise payable under any Partnership Benefit Plan or (iii) result in any acceleration of the time of payment, funding or vesting of, or result in the forfeiture of, any such benefits.

(e) Each Partnership Benefit Plan that is subject to Section 409A of the Code has been maintained and operated in documentary and operational compliance in all material respects with Section 409A of the Code and applicable guidance thereunder. The Partnership is not a party to nor does it have any obligation under any Partnership Benefit Plan to compensate, indemnify or reimburse any person for Taxes payable pursuant to applicable Law, including Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

3.10 Absence of Certain Changes or Events.

(a) Since January 1, 2020, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact.

(b) Since December 31, 2020 through the date of this Agreement, except as set forth on Schedule 3.10(b) of the Partnership Disclosure Letter, (i) the business of the Partnership and the Partnership Subsidiaries has been conducted, in all material respects, in the ordinary course of business and (ii) neither General Partner, the Partnership nor any Partnership Subsidiary has taken any action (or with respect to any Partnership JV, taken or refrained from taking any action) that would have constituted a breach of Section 5.1(b) had such action been taken after the execution of this Agreement without the prior written consent of Parent.

3.11 Investigation; Litigation. (a) There is no investigation or review pending (or, to the knowledge of the Partnership, threatened) by any Governmental Entity with respect to General Partner, the Partnership any Partnership Subsidiary (or to the knowledge of the Partnership any Partnership JV) or any of their respective properties, rights or assets, or, to the knowledge of the Partnership, any of their current or former directors or executive officers, and (b) there are no claims, actions, suits or other Proceedings pending (or, to the knowledge of the Partnership, threatened) against General Partner, the Partnership, any Partnership Subsidiary or any Partnership JV or any of their respective properties, rights or assets which, in the case of clause (a) or (b), would reasonably be expected to have, individually or in the aggregate, a Partnership Adverse

Impact, or as of the date hereof challenging the validity or propriety of the Transactions contemplated by this Agreement (including under the GP Purchase Agreement). Neither General Partner, the Partnership, any Partnership Subsidiary, nor any Partnership JV is subject to any judgment, order, injunction, ruling or decree of a Governmental Entity which would reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact. As of the date hereof, there are no claims, actions, suits or other Proceedings pending (or, to the knowledge of the Partnership, threatened) that challenge or seek to prevent, enjoin, alter or materially delay, or recover any damages or obtain any other remedy in connection with, this Agreement or the Transactions.

3.12 Tax Matters. Except as would not have a Partnership Adverse Impact:

(i) all Tax Returns that are required to be filed by or with respect to Partnership or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate. Partnership has made available to Parent true and correct copies of all such income or franchise Tax Returns for the three (3) year period preceding the Closing Date;

(ii) Partnership and its Subsidiaries have timely and properly paid all Taxes due and owing by any of them, including any Taxes required to be withheld from amounts owing to any Person (in each case, whether or not shown on any Tax Return), other than Taxes that are being contested in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the financial statements of Partnership and its Subsidiaries, and have complied with all reporting requirements (including maintenance of required records with respect thereto) with respect to such payments;

(iii) since the date of Partnership’s last audited financial statements, neither Partnership nor any of its Subsidiaries has incurred liability for Taxes outside its ordinary course of business, and the consolidated balance sheet (or the notes thereto) as of December 31, 2020 included in the Partnership SEC Documents properly reflects the accrual of the Tax liability of Partnership and its Subsidiaries with respect to the period between the last audited financial statements and such date;

(iv) neither Partnership nor its Subsidiaries is delinquent in the payment of any Tax, nor is there any Tax deficiency outstanding, assessed or proposed, except as set forth in Schedule 3.12(c)(iv) of the Partnership Disclosure Letter. There is not pending, or threatened in writing, any audit, examination, investigation or other proceeding with respect to any Taxes of Partnership or any of its Subsidiaries;

(v) neither Partnership nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes, or agreed to any extension of time with respect to a Tax assessment or deficiency;

(vi) neither Partnership nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of U.S. state, local, or non-U.S. Law) in the three (3) years prior to the date of this Agreement;

(vii) no claim has been made in writing by a tax authority in a jurisdiction where any of Partnership or its Subsidiaries does not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction, except as set forth in Schedule 3.12(c)(iv) of the Partnership Disclosure Letter;

(viii) neither Partnership nor any of its Subsidiaries will be required to include any item of income in taxable income, or exclude any item of deduction from taxable income, or make any adjustment under Section 481 of the Code (or any corresponding provision of U.S. state, local or non-U.S. income Tax Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) any installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any corresponding provision of U.S. state, local or non-U.S. income Tax Law), or open transaction disposition made by Partnership or any of its Subsidiaries on or prior to the Closing Date, (B) any prepaid amount received by Partnership or any of its Subsidiaries on or prior to the Closing Date, (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of U.S. state, local or non-U.S. income Tax Law) entered into on or prior to the Closing Date, (D) any “gain recognition agreement” or “domestic use election” (or analogous concepts under U.S. state, local or non-U.S. income Tax Law), (E) a change in the method of accounting by Partnership or any of its Subsidiaries for a period ending prior to or including the Closing Date, or (F) election under Section 965 of the Code (or any corresponding provision of U.S. state, local or non-U.S. income Tax Law). Neither Partnership nor any of its Subsidiaries has deferred, pursuant to the CARES Act, any Taxes which have not been paid;

(ix) Except as set forth in Schedule 3.12(a)(ix) of the Partnership Disclosure Letter, none of Partnership or any of its Subsidiaries is (i) a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes), (ii) is liable for Taxes of any other Person (other than Partnership and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of U.S. state, local or non-U.S. income Tax Law) or as a transferee or successor or by Contract (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes), or (iii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is Partnership or any of its Subsidiaries;

(x) there are no Liens for Taxes upon any property or assets of Partnership or any of its Subsidiaries, except for the Permitted Liens;

(xi) for U.S. federal income Tax purposes, Partnership is treated as a corporation that is not, and was not in a prior period, a “controlled foreign corporation” within the meaning of section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code. In addition, Partnership is not now subject to the requirements of section 7874 of the Code as an “expatriated entity” and, without having undertaken any special diligence of Parent’s structure, Partnership is not aware of any reason why as a result of the Transactions contemplated under this Agreement it would become subject to the requirements of section 7874 as an “expatriated entity” in any subsequent period; and

(xii) neither Partnership nor any of its Subsidiaries has entered into any “reportable transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b) (or any similar provision of U.S. state, local or non-U.S. Law).

3.13 Labor Matters.

(a) Partnership, the Partnership Subsidiaries and the Partnership JVs are, and since January 1, 2018 have been, in compliance with all applicable Laws of any federal, state or local government or any subdivision thereof or of any foreign government respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health, including but not limited to the Immigration Reform and Control Act, the Worker Adjustment Retraining and Notification Act, any Laws respecting employment discrimination, sexual harassment, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers’ compensation, labor relations, employee leave issues, wage and hour standards, classification of workers, occupational safety and health requirements and unemployment insurance and related matters, except where any such failure to be in compliance has not had, or would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact.

(b) Except as set forth in Schedule 3.13(b) of the Partnership Disclosure Letter neither General Partner, the Partnership, nor any Partnership JV or any Partnership Subsidiary is a party to or bound by any collective bargaining agreement (including any such agreement applicable at a national or industry-wide level) or relationship with any labor organization in the United States or any works council or employee representative body outside of the United States.

(c) There is no unfair labor practice charge pending or, to the knowledge of the Partnership, threatened which if determined adversely to Partnership or any of its Subsidiaries or the Partnership JVs would reasonably be expected to have a Partnership Adverse Impact. Neither Partnership nor any Partnership Subsidiary or Partnership JV is subject to a pending or, to the knowledge of Partnership, threatened, labor dispute, strike, lockout, slowdown, walkout or work stoppage, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, nor has Partnership, any of its Subsidiaries or any Partnership JV experienced any such labor dispute, strike, slowdown, walkout or work stoppage since January 1, 2018. Other than as set forth in Schedule 3.13(c) of the Partnership Disclosure Letter, to the knowledge of Partnership, there are no organizational campaigns, petitions or other activities or proceedings of any labor union, workers’ council or labor organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Partnership or any of its Subsidiaries or the Partnership JVs or to compel Partnership or any of its Subsidiaries or the Partnership JVs to bargain with any such labor union, works council or labor organization presently being made or threatened, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Partnership or any of its Subsidiaries or Partnership JVs, nor has the Partnership, any of its Subsidiaries or any Partnership JV experienced any such labor activity since January 1, 2018, except for those the formation of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact.

(d) The Transactions contemplated by this Agreement (including under the GP Purchase Agreement) will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of Partnership or any of its Subsidiaries or Partnership JVs, except for where the failure to obtain any such consent or make any such advance notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, the businesses of Partnership, each Partnership Subsidiary and each Partnership JV are, and since January 1, 2018 have been conducted in compliance with all applicable Laws pertaining to the privacy, data protection and information security of employee information.

3.14 Intellectual Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, Schedule 3.14(a) of the Partnership Disclosure Letter sets forth a true and complete list of all Partnership Intellectual Property as of the date of this Agreement, including: (i) all Intellectual Property that has been registered, issued or filed with or by any Governmental Entity or quasi-public legal authority or by a domain name registrar, or any applications for any of the foregoing (“Partnership Registered Intellectual Property”); and (ii) material unregistered Trademarks, material unregistered proprietary Software and other material unregistered Intellectual Property, in each case, that constitute Partnership Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, with respect to each item of the Partnership Registered Intellectual Property, all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed with the United States Patent and Trademark Office, United States Copyright Office or equivalent authority or registrar anywhere in the world, as the case may be, for the purposes of maintaining, and perfecting Partnership’s or the applicable Partnership Subsidiary’s ownership of, such Partnership Registered Intellectual Property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact; (i) Partnership or a Partnership Subsidiary possesses valid rights to use, and immediately after Closing will exclusively own or otherwise possess valid rights to use, all Intellectual Property and IT Systems used in the operation of their respective businesses as currently conducted free and clear of all Liens other than Permitted Liens; (ii) each item of registered or issued Partnership Registered Intellectual Property is subsisting, and, to the knowledge of the Partnership, valid and enforceable; (iii) there are no pending or, to the knowledge of Partnership, threatened claims, actions, suits or other Proceedings against Partnership, its Subsidiaries or any Partnership JV (or the General Partner with respect to Partnership, its Subsidiaries or any Partnership JV) by any Person (A) alleging infringement, misappropriation or other violations by Partnership or its Subsidiaries (or the General Partner with respect to Partnership or its Subsidiaries) of any third party’s Intellectual Property or (B) challenging the ownership, validity or enforceability of any Partnership Intellectual Property; and (iv) the conduct of the businesses of Partnership, its Subsidiaries and the Partnership JVs (or the General Partner with respect to Partnership, its Subsidiaries or any Partnership JV), in the past six (6) years has not infringed, misappropriated or otherwise violated, and as of the Closing does not infringe, misappropriate or otherwise violate, any third party’s Intellectual Property and, to the knowledge of the Partnership, no third party is infringing, misappropriating or violating any Partnership Intellectual Property.

(c) Partnership, the Partnership Subsidiaries and the Partnership JVs (and the General Partner with respect to Partnership, its Subsidiaries or any Partnership JV) have taken commercially reasonable efforts to protect the confidentiality of Partnership’s, the Partnership Subsidiaries’, and the Partnership JV’s material Trade Secrets and any Trade Secrets provided to Partnership or the Partnership Subsidiaries under conditions of confidentiality, and there has been no unauthorized access to or disclosure or use of same.

3.15 Data Privacy and Cybersecurity.

(a) Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, Partnership, the Partnership Subsidiaries and the Partnership JVs (and the General Partner with respect to Partnership, its Subsidiaries or any Partnership JV) are in compliance with all applicable Privacy Laws. Partnership, the Partnership Subsidiaries and Partnership JVs (and the General Partner with respect to Partnership, its Subsidiaries or any Partnership JV) have not received any written notice of any claims, actions, suits, investigations or other Proceedings related to, or alleged violations of, or been charged with, violation of any Privacy Laws.

(b) The Partnership, the Partnership Subsidiaries and the Partnership JVs (and the General Partner with respect to Partnership, its Subsidiaries or any Partnership JV) have caused to be implemented commercially reasonable administrative, physical, organizational, and technical safeguards, including disaster recovery and incident response plans, (i) to protect the integrity, continuous operation and security of the information technology systems (including hardware, computers, Software, websites, applications networks, systems, servers, and network, telecommunications, and peripheral devices, equipment, assets, systems and services) (collectively, “IT Systems”) owned, leased or used by or on behalf of Partnership or any of the Partnership Subsidiaries or the Partnership JVs (“Partnership IT Systems”), and (ii) to protect the confidentiality, integrity, and availability of all Trade Secrets and the Personal Information stored therein.

(c) Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, since January 1, 2018, (i) to the knowledge of the Partnership. there has been no unauthorized access to any Partnership IT Systems, nor any breach, loss, theft, or unauthorized or unlawful corruption, access to or Processing, or the rendering unavailable or not accessible (including through a ransomware attack) of Trade Secrets or Personal Information Processed by or on behalf of General Partner, Partnership or any Partnership Subsidiary nor (ii) has General Partner, Partnership, any Partnership Subsidiary or any Partnership JV notified, or been required by applicable Privacy Law or contract to notify in writing, any person or entity of any Personal Information or information security-related incident.

(d) Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, the integrity and availability of the Partnership IT Systems have not been compromised and the Partnership IT Systems do not contain any disabling codes or instructions, “time bombs”, “Trojan horses”, “back doors”, “trap doors”, “worms”, viruses, bugs, faults or other Software routines that could (i) significantly disrupt or adversely affect the operation of the businesses or the functionality of any Partnership IT Systems or (ii) enable or assist any Person to access, without authorization, any Partnership IT Systems or the Trade Secrets or Personal Information stored therein.

3.16 Real Property; Tangible Property.

(a) Neither Partnership, the Partnership Subsidiaries, nor the Partnership JVs (i) owns, or has ever owned, any real property or (ii) is party to a Contract to purchase any real property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, (i) each material lease, sublease and other agreement (each, a “Partnership Lease”) under which Partnership or any of its Subsidiaries (or any Partnership JVs) uses or occupies or has the right to use or occupy any real property at which the operations of Partnership and its Subsidiaries (or any Partnership JVs) are conducted as of the date hereof (the “Partnership Leased Real Property”), is valid, binding and in full force and effect, subject to the Enforceability Exceptions, (ii) no uncured default on the part of Partnership or, if applicable, its Subsidiary or any Partnership JVs, or, to the knowledge of Partnership, the landlord thereunder exists with respect to any Partnership Lease and (iii) neither the execution and delivery of this Agreement nor the consummation of the Transactions will, with or without notice, the passage of time, or both, give rise to any default under any Partnership Lease. A true, complete and correct copy of each Partnership Lease has been made available to Parent and a list thereof is set forth on Schedule 3.16(b) of the Partnership Disclosure Letter. Except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Adverse Impact, to the knowledge of the Partnership, the buildings, structures and systems occupied by Partnership on the Partnership Leased Real Property are structurally sound, in good operating condition and repair, normal wear and tear excepted, and free of any known latent defects and adequate for the current uses to which they are being put by Partnership and its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, the Partnership and each of its Subsidiaries (or any of the Partnership JVs ) has a valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Partnership Lease, the Partnership Leased Real Property, free and clear of all Liens, except for the Permitted Liens. Except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Adverse Impact, there are no condemnation proceedings pending or, to the knowledge of Partnership, threatened with respect to any Partnership Leased Real Property.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, Partnership or a Partnership Subsidiary (or a Partnership JVs ) is the sole owner and has good, valid and marketable title to, or in the case of leased personal property assets, valid leasehold interests in, all material tangible personal property currently used in the operation of the businesses of Partnership and the Partnership Subsidiaries and, to the knowledge of the Partnership the Partnership JVs including the Partnership Vessels, free and clear of any Liens, except Permitted Liens. The material tangible personal property currently used in the operation of the businesses of Partnership and the Partnership Subsidiaries is in good working order (reasonable wear and tear excepted) and is maintained consistently with industry standards, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact.

3.17 Maritime Matters.

(a) Schedule 3.17(a) of the Partnership Disclosure Letter sets forth a true, correct and complete list of the vessels owned by the Partnership, or any Partnership Subsidiary or Partnership JV (the vessels required to be scheduled thereon, the “Partnership Vessels”). Vessel certificates for each of the Partnership Vessels which set forth Partnership Vessel information including its name, registered owner, time charter attached to it as of the date hereof (if applicable), its manager, International Maritime Organization number, flag, type, date of the delivery, shipbuilder, depth, capacity (gross tonnage or deadweight tonnage, as specified therein), net tonnage, the pool in which entered (if applicable) and class, along with Transcripts of Registry or Certificates of Ownership and Encumbrance for each Partnership Vessel have been made available to Parent. Each Partnership Vessel is, in all material respects, lawfully documented and registered in the name of its registered owner under the Laws where such vessel is registered and each such vessel and owner of such vessel complies in all material respects with all applicable Laws to which such vessel may be registered.

(b) Each Partnership Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not have a Partnership Adverse Impact. The Partnership or its applicable Partnership Subsidiary or Partnership JV as applicable is qualified to own and operate the Partnership Vessels under applicable Laws, including the Laws of each Partnership Vessel’s flag state, except where such failure to be qualified would not have a Partnership Adverse Impact.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, (i) each Partnership Vessel (A) is duly registered under the flag set forth in Schedule 3.17(a) of the Partnership Disclosure Letter, (B) is seaworthy and maintained in class, (C) has all national and international operating and trading certificates and endorsements (for the avoidance of doubt such certificates and endorsements may be extended due to delays in the ordinary course as a result of trading patterns, surveyor availability, COVID-19 Measures, drydock availability and/or similar operational matters), that are required for the operation of such Partnership Vessel in the trades and geographic areas in which it is operated, each of which is valid, and (D) has been classed by a classification society that is a member of the International Association of Classification Societies, and is fully in class with no significant material recommendations or notations, and (ii) no event has occurred and no condition exists that would cause any Partnership Vessel’s classification society to be suspended or withdrawn and all events and conditions that are required to be reported as to the class have been disclosed and reported to such Partnership Vessel’s classification society.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, (i) there has not been any incident on or with respect to any Partnership Vessel since the date of its most recent Inspection or, with respect to any Partnership Vessel which has not been inspected, since the date of this Agreement and (ii) the Partnership Vessels are in substantially the same condition as at the date of their respective Inspection or the date of this Agreement, subject to fair wear and tear.

(e) Prior to the date hereof, Partnership has made available to Parent or its Representatives, true, correct and complete copies of recent class, port state control or flag inspection reports related to each Partnership Vessel.

3.18 Opinion of Financial Advisor. The Conflicts Committee has received the opinion of Houlihan Lokey Capital, Inc. to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, each as set forth therein, the Merger Consideration to be received in the Transactions by the holders of the Common Units other than the General Partner and its Affiliates is fair, from a financial point of view, to such holders. The General Partner Board of Directors has received the opinion of Morgan Stanley & Co. LLC (“Morgan Stanley”) to the effect that, as of the date thereof, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, as set forth in Morgan Stanley’s written opinion, the Merger Consideration to be received by the holders of Common Units is fair from a financial point of view to such holders of Common Units (other than Teekay Corporation and Parent and its affiliates). Copies of such opinion will be promptly made available to Parent for information purposes only following the execution and delivery of this Agreement.

3.19 Required Vote; Takeover Statutes.

(a) The Partnership Unitholder Approval and the Bondholder Consent are the only votes or consents of holders of Partnership securities required to adopt this Agreement and to consummate the Transactions.

(b) No Takeover Statute is applicable to the Transactions.

3.20 Material Contracts.

(a) Except for this Agreement, Schedule 3.20 of the Partnership Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 3.20(a) under which General Partner, Partnership, any Partnership Subsidiary or any Partnership JVs has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 3.20(a) being referred to herein as the “Partnership Material Contracts”):

(i) (A) any joint venture, partnership or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company (including the Partnership JVs) or any research and development project Contract, and (B) any shareholders, investors rights, registration rights or similar agreement or arrangement with or relating to the Partnership Subsidiaries;

(ii) any Contract that (A) provides for the acquisition or divestiture of any vessel or any other material asset, including any Partnership Vessel (other than acquisitions or dispositions of inventory in the ordinary course of business) or business (whether by merger, sale of equity, sale of assets or otherwise) and (B) contains outstanding obligations that are material to Partnership and its Subsidiaries, taken as a whole;

(iii) any Contract (excluding non-exclusive licenses for uncustomized, commercially available “off the shelf” Software or IT Systems (in each case, in object code form, if applicable) licensed pursuant to standard terms and conditions with annual or aggregate payments of greater than US$150,000 under which General Partner, Partnership, any Partnership Subsidiary or any Partnership JV is granted any license or other rights with respect to any Intellectual Property or IT Systems of a third party (including by means of covenants not to sue or software-as-a-service agreements), which Contract or Intellectual Property is material to Partnership, the Partnership Subsidiaries or the Partnership JVs;

(iv) any Contract under which General Partner, Partnership, any Partnership Subsidiary or any Partnership JV has granted to a third party any license or other rights with respect to any Partnership Intellectual Property (including by means of covenants not to sue), which Contract or Intellectual Property is material to Partnership, the Partnership Subsidiaries or the Partnership JVs (excluding non-exclusive licenses granted in the ordinary course of business (A) to customers or (B) to service providers for use for the benefit of Partnership, the Partnership Subsidiaries or the Partnership JVs);

(v) any Contract with any Governmental Entity;

(vi) each Contract that (A) limits in any material respect the freedom of Partnership or any of its Affiliates to solicit any client or customer, or to compete in any line of business or geographic region, or with any Person, including any Contract (1) that requires Partnership and its Affiliates to work exclusively or preferentially with any Person in any line of business or geographic region, (2) which by its terms would so limit the freedom of Parent and its Affiliates after the Effective Time or (3) contains a “most favored nation” provision in favor the other party or (B) is a requirements or “take or pay” Contract or (C) requires Partnership to purchase a minimum amount of a particular product from a supplier, in the case of clauses (B) and (C) that is material to Partnership and its Subsidiaries, taken as a whole;

(vii) any Contract with (A) any Person that, by itself or together with its Affiliates or those acting in concert with it, beneficially owns, or has the right to acquire beneficial ownership of, at least five percent (5%) of the Common Units or (B) any Affiliates of Partnership (other than Partnership Subsidiaries);

(viii) all material Contracts, obligations or commitments (w) with change of control provisions that are triggered, (x) that otherwise require consent, (y) grant a right to terminate, accelerate or otherwise amend the terms of an existing or contemplated Contract, or (z) that result in any payment becoming due from the Partnership or a Partnership Subsidiary or Partnership JV, in each case, as a result of the Transactions;

(ix) any shareholders, investors rights, registration rights or similar agreement or arrangement with or relating to Partnership;

(x) any Contract involving the settlement of any Proceeding or threatened Proceeding (or series of related Proceedings) (A) which (x) will involve payments after the date hereof, or involved payments, in excess of US$5,000,000 or (y) will impose, or imposed, monitoring or reporting obligations to any other Person outside the ordinary course of business or material restrictions on General Partner, Partnership, any Partnership Subsidiary or any Partnership JVs (including any restrictions on exploitation of Partnership Intellectual Property) or (B) with respect to which material conditions precedent to the settlement have not been satisfied;

(xi) (A) any loan Contracts, notes, letters of credit and other evidences of Indebtedness in excess of US$5,000,000, (B) any mortgages, pledges and other evidences of liens securing such obligations or any material real or other property and (C) any guarantees supporting such obligations and financing Contracts including change of control provisions, other than Contracts solely among Partnership and any wholly owned Partnership Subsidiary;

(xii) any Contract that relates to the time or bareboat chartering (including time charters, bareboat charters, contracts of affreightments or similar agreements with Governmental Entities), management (technical and/or commercial), crewing, operation, maintenance, dry docking, stacking, finance leasing (including sale/leaseback or similar arrangements) or pooling of any Partnership Vessel that has resulted in payments to or by General Partner, Partnership, any Partnership Subsidiary or any Partnership JVs of more than US$5,000,000 in the aggregate for the prior fiscal year;

(xiii) any ship-sales, memorandum of agreement or other vessel acquisition Contract entered into since January 1, 2020 other than with respect to the Partnership Vessels and any Contract entered into since January 1, 2020 with respect to the construction of vessels that will become Partnership Vessels and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, supervision agreements and plan verification services agreements;

(xiv) any Contract with a Partnership Material Supplier;

(xv) any Contract pursuant to which General Partner, Partnership or any Partnership Subsidiary spent or received, in the aggregate, more than US$5,000,000 during the twelve (12) months prior to the date hereof or could reasonably be expected to spend or receive, in the aggregate, more than US$2,000,000 during the twelve (12) months immediately after the date hereof (including any Contract relating to any future capital expenditures by Partnership or any of its Subsidiaries and excluding any voyage charters);

(xvi) any Contract not otherwise described in any other subsection of this Section 3.20(a) that would constitute a “material contract” (as such term is defined in Item 601(b) of Regulation S-K of the SEC) with respect to Partnership; and

(xvii) any collective bargaining agreement.

(b) Partnership has provided to Parent prior to the date of this Agreement a true, correct and complete copy of each Partnership Material Contract as in effect on the date of this Agreement. Neither General Partner, Partnership, any Partnership Subsidiary, nor to its knowledge any Partnership JVs is in breach of or default under the terms of any Partnership Material Contract (and no event has occurred that with the lapse of time or the giving of notice or both would constitute such breach or default thereunder), in each case except where such breach or default has not had or would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact. To the knowledge of Partnership, no other party to any Partnership Material Contract is in, or is alleged to be in, breach of or default under the terms of any Partnership Material Contract (and no event has occurred that with the lapse of time or the giving of notice or both would constitute such breach or default thereunder), in each case except where such breach or default has not had or would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact. Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, each Partnership Material Contract is a valid and binding obligation of Partnership, the Partnership Subsidiary or the Partnership JV which is party thereto and, to the knowledge of Partnership, of each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions. There are no material disputes pending or, to the knowledge of Partnership, threatened with respect to any Partnership Material Contract and neither General Partner, Partnership nor any Partnership Subsidiary has received any written notice of the intention of any other party to a Partnership Material Contract to terminate for default, convenience or not renew any Partnership Material Contract, nor to the knowledge of Partnership, is any such party threatening to do so.

3.21 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact, (a) all current, material insurance policies (or replacements thereof) and Contracts of Partnership, its Subsidiaries and the Partnership JVs are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and as required by applicable Law and the Partnership Material Contracts (and the material contracts and operations of the Partnership JVs) and (b) all premiums due thereunder have been timely paid. Neither Partnership nor any of its Subsidiaries has received notice of cancellation or termination with respect to any material third party insurance policies or Contracts, including the Partnership JVs (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination has had or would reasonably be expected to have, individually or in the aggregate, a Partnership Adverse Impact.

3.22 Finders and Brokers. Neither the General Partner, the Partnership nor any Partnership Subsidiary has employed, nor has any Person employed on behalf of Partnership or a Partnership Subsidiary, any investment banker, broker, finder or similar Person in connection with the Transactions, other than as set forth in Schedule 3.22 of the Partnership Disclosure Letter, who might be entitled to any fee, commission or other payment in connection with or upon consummation of the Merger. Partnership has made available to Parent a true, correct and complete copy of any engagement letter or other Contract between General Partner, Partnership or any Partnership Subsidiary and each of the Persons set forth in Schedule 3.22 of the Partnership Disclosure Letter relating to any of the Transactions.

3.23 FCPA and Anti-Corruption. Except for those matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Partnership Adverse Impact or except as set forth in Section 3.23 of the Partnership Disclosure Letter:

(a) in the last five (5) years, neither the General Partner, the Partnership nor any Partnership JV or Partnership Subsidiary, nor any director, officer, manager or employee (when acting in their role as director, officer, manager or employee) of such Person, or, to Partnership’s knowledge, any of its agents, representatives, contractors, sales intermediaries or other third party, in each case, acting on behalf of such Person, has violated, conspired to violate, or aided and abetted the violation of the FCPA or made a material violation of any other applicable Bribery Legislation (in each case to the extent applicable);

(b) neither General Partner, the Partnership nor any Partnership JV or Partnership Subsidiary, nor any director, officer, manager or employee of such Person, are, or in the past five (5) years have been, subject to any actual, pending, or, to the Partnership’s knowledge, threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, other Proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving General Partner, Partnership or any Partnership Subsidiary or Partnership JV in any way relating to applicable Bribery Legislation, including the FCPA and to the knowledge of General Partner, Partnership, or any Partnership Subsidiary, there are no circumstances reasonably likely to give rise to any such action, suit, demand, claim, hearing, notice of violation, investigation, other Proceeding, demand letter, settlement, enforcement action, or voluntary disclosure;

(c) in the last five (5) years, the General Partner, the Partnership and each Partnership JV and Partnership Subsidiary has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Partnership and each Partnership JV and Partnership Subsidiary as required by applicable Bribery Legislation in all material respects;

(d) the Partnership and each Partnership JV and Partnership Subsidiary has instituted policies and procedures reasonably designed to promote compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force; and

(e) to the Partnership’s knowledge, no officer or director of General Partner, Partnership or any Partnership Subsidiary or Partnership JV is a Government Official.

3.24 Sanctions. Except as set forth in Schedule 3.24 of the Partnership Disclosure Letter, none of General Partner, Partnership, any Partnership Subsidiary or any Partnership JVs, nor any of their respective directors, officers or employees, nor, to the knowledge of Partnership, any of their respective agents, managers or other third parties that act for or on behalf of General Partner, Partnership or any Partnership Subsidiary is a Sanctioned Person. Except for those matters, which individually or in the aggregate have not had and would not reasonably be expected to have a Partnership Adverse Impact, none of General Partner, Partnership, any Partnership Subsidiary, or any Partnership JVs, nor any of their respective directors, officers or employees (in the case of directors, officers or employees, when acting for or on behalf of General Partner, Partnership or any Partnership Subsidiary) or, to the knowledge of General Partner, Partnership, any Partnership Subsidiary, or any Partnership JVs, their respective agents, managers and other third parties when acting for or on behalf of Partnership of any Partnership Subsidiary (a) has in the past five (5) years engaged in or has any plan or commitment to engage in direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country in violation of applicable Sanctions Law or (b) has in the past five (5) years violated, or knowingly engaged in any conduct that would reasonably be expected to result in General Partner, Partnership, any Partnership Subsidiary or any Partnership JVs being designated as a Sanctioned Person, or (c) has been the subject of an investigation or allegation of such a violation. The Partnership and each Partnership JV and Partnership Subsidiary have instituted policies and procedures reasonably designed to promote compliance with Sanctions Laws and maintain such policies and procedures in force.

3.25 Suppliers. Schedule 3.25 of the Partnership Disclosure Letter sets forth a correct and complete list of the Partnership Material Suppliers. Except as would not, individually or in the aggregate, reasonably be expected to have a Partnership Adverse Impact, since January 1, 2018, (i) there has been no written or, to the knowledge of Partnership, oral notice of termination of the business relationship of Partnership or the Partnership Subsidiary with any Partnership Material Supplier given to or received from any such Partnership Material Supplier, (ii) there has been no material change in the pricing or other material terms of its business relationship with any Partnership Material Supplier in any material respect adverse to Partnership or the Partnership Subsidiaries, including any inability of a Partnership Material Supplier to provide materials to Partnership, and (iii) no Partnership Material Supplier has notified General Partner, Partnership or any Partnership Subsidiary that it intends to terminate or change the pricing or other material terms of its business in any material respect adverse to Partnership or the Partnership Subsidiaries, including as a result of a force majeure event or bankruptcy.

3.26 Affiliate Transactions.

(a) Except for directors’ and employment-related Partnership Material Contracts filed or incorporated by reference as an exhibit to a Partnership SEC Document, as of the date hereof, no executive officer or director of Partnership or shareholder of five percent (5%) or more of the Common Units or any Affiliate of the foregoing is a party to any Contract with or binding upon Partnership, any Partnership Subsidiaries or any Partnership JVs or any of their respective properties or assets or has any material interest in any material property owned by Partnership, a Partnership Subsidiary or a Partnership JV or has engaged in any material transaction with any of the foregoing within the last twelve (12) months.

(b) Other than as set forth on Schedule 3.26(b) of the Partnership Disclosure Letter, as of the date hereof there are no letters of credit, surety bonds, guarantees and other contractual obligations entered into by or on behalf of any Affiliate of Partnership (other than Partnership or any Partnership Subsidiary or Partnership JV) in respect of the Partnership, any Partnership Subsidiary or any Partnership JV.

3.27 Information in Proxy Statement. None of the information contained or incorporated by reference in the Proxy Statement, as of the date it is first mailed to the Common Unitholders of the Partnership, and at the time of the Partnership Special Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation or warranty is made by the Partnership as to the accuracy of any financial projections or forward-looking statements, or with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by Parent or Merger Sub, or any of their Representatives in such capacity for inclusion or incorporation by reference in the Proxy Statement.

3.28 CARES Act. Neither the Partnership, the Partnership Subsidiaries or any Partnership JVs have not received any payment or incurred any liability (including by taking out any loan, receiving any loan assistance or any other financial assistance) pursuant to, arising out of or otherwise in connection with the CARES Act or any other government-sponsored relief program relating to COVID-19, or requested any of the foregoing.

3.29 No Other Representations. Except for the representations and warranties contained in Article IV or in any certificates delivered by Parent or Merger Sub in connection with the Closing, Partnership acknowledges that neither Parent nor Merger Sub nor any Representative of Parent or Merger Sub makes, and Partnership acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent or any Parent Subsidiary or with respect to any other information provided or made available to Partnership in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Partnership or to Partnership’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Except as disclosed in the corresponding section of the disclosure letter delivered by Parent to Partnership immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section of this Article IV to which the relevance of such item is reasonably apparent on its face), Parent and Merger Sub jointly and severally represent and warrant to Partnership as set forth below.

4.1 Qualification, Organization, Subsidiaries, etc. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized and validly existing (solely in the case of Parent Subsidiaries), qualified or, where relevant, in good standing, or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Organizational Documents of Parent are in full force and effect and Parent is, and at all relevant times has been, in compliance in all material respects with its Organizational Documents.

4.2 Corporate Authority Relative to this Agreement; No Violation.

(a) Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement to perform its obligations hereunder and to consummate the Transactions, including the Merger. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Parent Board of Directors and, except for the filing of the Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, no other corporate proceedings on the part of Parent or any Parent Subsidiary are necessary to authorize the consummation of the Transactions. Prior to the execution of this Agreement, the Parent Board of Directors has unanimously adopted resolutions approving this Agreement and the Transactions, including the Merger, and authorizing the execution, delivery and performance of this Agreement. Parent, as sole shareholder of Merger Sub, has duly executed and delivered a written consent adopting this Agreement, such written consent by its terms to become effective immediately following the execution of this Agreement and the board of directors of Merger Sub has unanimously approved this Agreement and the Transactions, including the Merger, and authorized the execution, delivery and performance of this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of Partnership, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

(b) Other than in connection with or in compliance with (i) the provisions of the LP Act, (ii) the Exchange Act, (iii) the Required Approvals, (iv) any applicable requirements of the NYSE, and (v) the filing of the Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands no authorization, consent or approval of, or filing or notice with, any Governmental Entity is necessary, under applicable Law, for the execution and delivery by the Parent of this Agreement or the consummation by Parent and Merger Sub of the Transactions, except for (A) such authorizations, consents, approvals, filings or notices that, if not obtained or made, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (B) as may arise as a result of any unique status, facts or circumstances relating to Partnership or its Affiliates or Laws or Contracts binding on the Partnership or its Affiliates.

(c) The execution and delivery by Parent and Merger Sub of this Agreement does not, and, except as described in Section 4.2(b), the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right binding upon Parent or any of Parent’s Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any of Parent’s Subsidiaries, other than Permitted Liens, (ii) conflict with or result in any violation of any provision of the Organizational Documents of

Parent or Merger Sub or (iii) conflict with or violate any Laws applicable to Parent or any of Parent’s Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.3 Finders and Brokers. Neither Parent nor any Parent Subsidiary has employed, nor has any Person employed on behalf of Parent or a Parent Subsidiary, any investment banker, broker, finder or similar Person in connection with the Transactions, other than as set forth in Schedule 4.3 of the Parent Disclosure Letter, who might be entitled to any fee, commission or other payment in connection with or upon consummation of the Merger.

4.4 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and has engaged in no business other than in connection with entering into this Agreement and engaging in the Transactions.

4.5 Regulatory Matters. Parent is not an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

4.6 Availability of Funds. Concurrently with the execution of this Agreement, the Parent and Merger Sub have delivered to the Partnership true and complete copies of an executed commitment letter, dated as of October 4, 2021, from Stonepeak Infrastructure Fund IV Cayman (AIV II) L.P. and Stonepeak Asia Infrastructure Fund L.P. (the “Equity Commitment Letter”) pursuant to which certain investors have committed to the Parent and/or the Merger Sub the cash amounts necessary to satisfy at Closing the Merger Consideration. As of the date hereof, the Equity Commitment Letter is a legal, valid and binding obligation of the Parent, Merger Sub and, to the knowledge of Parent, each other party thereto, enforceable against the Parent, Merger Sub and, to the knowledge of Parent, each such other party in accordance with its terms, subject to the Enforceability Exceptions, and is in full force and effect. The Equity Commitment Letter provides, and will continue to provide, that the Partnership is a third-party beneficiary thereof and is entitled to enforce such agreement to the extent provided therein. As of the date hereof, no event or circumstance has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Parent or Merger Sub or, to the knowledge of Parent, any of the other parties thereto under the Equity Commitment Letter. As of the date hereof, the Equity Commitment Letter has not been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect, and assuming the satisfaction of the conditions to closing set forth in Article VII and the Equity Commitment Letter, as of the date hereof the Parent and Merger Sub have no reason to believe that the financings contemplated by the Equity Commitment Letter (the “Acquisition Financing”) will not be available as of the Closing. There are no conditions precedent related to the funding of the full amounts of the Acquisition Financing, other than as set forth in the Equity Commitment Letter. Concurrently with the execution of this Agreement, Parent has delivered a duly executed limited guarantee (“Limited Guarantee”) of Stonepeak Infrastructure Fund IV Cayman (AIV II) L.P. and Stonepeak Asia Infrastructure Fund L.P. (“Guarantors”), pursuant to which, and subject to the terms and conditions thereof, the Guarantors have guaranteed the obligations of Parent under Section 8.2(c). The execution, delivery and performance by the Guarantors of the Limited Guarantee has been duly and validly authorized by all necessary limited partnership, corporate or other similar action. As of the date hereof, the Limited Guarantee is in full force and effect and is a legal, valid and binding obligation of the Guarantor, enforceable against the Guarantors in accordance with its terms, except the Enforceability Exceptions. As of the date hereof, the obligations and commitments contained in the Limited Guarantee have not been withdrawn or rescinded in any respect and no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or violation of, or default under, the Limited Guarantee.

4.7 Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Partnership and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, and their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that, as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, premises, facilities and records of Partnership and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Partnership, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Partnership expressly set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

4.8 Non-Reliance on Partnership Estimates. The Partnership has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Partnership and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the General Partner, the Partnership, the Partnership Subsidiaries, the Partnership Affiliates or the Partnership JV’s or their respective Representatives or the accuracy or completeness thereof, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

4.9 No Other Representations. Except for the representations and warranties contained in Article III or in any certificates delivered by Partnership in connection with the Closing, Parent acknowledges that neither Partnership nor any Representative of Partnership makes, and Parent acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Partnership or any of its Subsidiaries or with respect to any other information provided or made available to Parent in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent or to Parent’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE V

COVENANTS RELATING TO CONDUCT

OF BUSINESS PENDING THE CLOSING

5.1 Conduct of Business by Partnership Pending the Closing.

(a) Between the date of this Agreement and the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.1, except (v) as set forth in Schedule 5.1 of the Partnership Disclosure Letter, (w) as expressly required by this Agreement (x) as required by applicable Law (including any COVID-19 Measure), (y) actions intended to protect the health and safety of employees, consultants, customers, suppliers and others having business dealings with Partnership or to respond to third-party supply or service or employment disruption in response to COVID-19 or any worsening, resurgence or variation thereof or effects arising therefrom, but solely to the extent supported by documentation, information, data or other evidence reasonably substantiating the necessity or appropriateness of such actions (provided that Partnership shall provide notice and consult with Parent prior to taking any such actions) or (z) as consented to in writing by Parent, the Partnership shall, and the General Partner and the Partnership shall cause each Partnership JV and Partnership Subsidiary to, conduct its business in the ordinary course of business, including by using commercially reasonable efforts to (i)(A) operate the Partnership Vessels, or cause the Partnership Vessels to be operated, (1) in a customary manner consistent with past practice, (2) in accordance with the requirements of the class and flag state of each of the Partnership Vessels and the applicable manager’s safety management systems and (3) in compliance with the requirements of port states with which each Partnership Vessel trades and (B) maintain the Partnership Vessels, or cause the Partnership Vessels to be maintained, in class and good condition (provided, that with respect to any managers of the Partnership Vessels (other than General Partner, Partnership or any Partnership JV or Partnership Subsidiary) the obligations in the foregoing clause (i) shall be limited to using commercially reasonable efforts to cause the relevant manager to operate the Partnership Vessels to comply with the foregoing, including through the exercise or non-exercise of any consent rights that General Partner, Partnership or any Partnership Subsidiary or Partnership JV has under any management Contract with any such manager); (ii) continue to identify areas for improvement with respect to its policies and procedures surrounding ethical conduct and anti-corruption compliance, and implement any additional remedial measures reasonably designed to address any such areas of improvement identified (and with respect to the foregoing actions, provide updates to Parent as reasonably requested, and provide Parent with prompt written notice of any alleged or actual violation or breach of such policies, procedures or remedial measures, in each case in any material respect, after the Partnership has knowledge thereof), and (iii) preserve intact its and their present business organizations and assets and to preserve its and their present relationships with Governmental Entities and with customers, suppliers, third-party managers, employees and other Persons with whom it and they have material business relations; provided, however, that no action that is specifically permitted by any clause of Section 5.1(b) shall be deemed a breach of this Section 5.1(a).

(b) Between the date of this Agreement and the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.1, except (w) as set forth in Schedule 5.1 of the Partnership Disclosure Letter, (x) as expressly required by or consented to by Parent pursuant to this Agreement, (y) as required by applicable Law (including any COVID-19 Measure) or (z) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Partnership shall not, and the General Partner and the Partnership shall not permit any Partnership Subsidiary or Partnership JV to:

(i) make or declare other dividends or distributions of any kind to the holders of Common Units, or in respect of the General Partner Interest or the Preferred Units, except to make or declare the following dividends or distributions in the ordinary course of business consistent with past practices: (A) ordinary distributions that are in a cash amount not in excess of US$0.2875 per Common Unit per quarter (or equivalent distribution in respect of the General Partner Interest), or (B) ordinary distributions that are in a cash amount not in excess of the customary distributions in respect of the Preferred Units outstanding;

(ii) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity (except in connection with the exercise of any LTIP award outstanding on the date hereof) or any additional Rights or enter into any agreement with respect to the foregoing

(iii) (A) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (B) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries or Partnership JVs1 to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or Rights;

(iv) except as required by applicable Law or the terms and conditions of any Partnership Benefit Plan as in effect on the date hereof, (A) amend any performance targets with respect to any outstanding bonus, equity or other awards, (B) increase in any manner the compensation or benefits payable, or to become payable, to any of its current, former or prospective directors, officers, employees or individual independent contractors other than, increases in base salaries and target cash incentive compensation applicable to current employees of the Partnership other than Partnership Senior Officers at times and in amounts in the ordinary course of business that do not exceed, in the aggregate 3% of existing aggregate levels as of the date hereof for all current employees of Partnership other than Partnership Senior Officers or 5% of existing base salary or target cash incentive compensation as of the date hereof for any such non-Partnership Senior Officer; (C) grant to any of its current or former directors, officers, employees or individual independent contractors any increase in severance, transaction, retention, change-in-control, retirement or termination pay; (D) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than (x) with respect to new hires and promoted employees (other than Partnership Senior Officers or individuals who would be Partnership Senior Officers if hired or promoted to such position as of the date hereof), to the extent provided to similarly situated employees under Partnership Benefit Plans in the ordinary course of business (excluding any non-equity-based long-term incentive awards and equity or equity-based awards),

(y) year-end bonuses or short-term incentive compensation (excluding any non-equity-based long-term incentive awards and equity or equity-based awards) at times and in amounts in the ordinary course of business consistent with past practice, or (z) bonuses or incentive compensation which an employee is contractually entitled to receive; (E) enter into any employment, severance, change in control or retention agreement (excluding offer letters that provide for no severance, change in control or retention benefits and that are consistent with Partnership offer letters made in the ordinary course of business) with any of its current, former or prospective directors, officers, employees or individual independent contractors; (F) establish, adopt, enter into, amend or terminate any collective bargaining agreement (or other material Contract with any labor organization, works council or employee representative body), Partnership Benefit Plan or any plan, program, agreement or arrangement what would be a Partnership Benefit Plan if in effect as of the date hereof; (G) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its current, former or prospective directors, officers, employees or individual independent contractors; (H) take any action to accelerate the vesting and/or exercisability of any Incentive Equity Award; (I) terminate the employment of any Partnership Senior Officer, other than for cause; (J) hire or promote any employee other than hires or promotions in the ordinary course of business with an annual base salary below US$200,000; or (K) amend the funding obligation or contribution rate of any Partnership Benefit Plan or change any underlying assumptions used to calculate benefits payable under any Partnership Benefit Plan (except as may be required by GAAP or other applicable accounting standard);

(v) make any material change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy;

(vi) authorize or announce an intention to authorize (except in connection with a Partnership Change of Recommendation in accordance with Section 5.2(d) in order to accept a Partnership Superior Proposal; provided that the Partnership has complied with Section 5.2), or enter into agreements providing for, or consummate, any acquisitions of an equity interest in or a substantial portion of the assets of any Person or any business or division thereof, in each case whether by merger, consolidation, business combination, acquisition of equity or assets, license or formation of a joint venture or otherwise or make a capital investment in any Person, except in the ordinary course of business consistent with past practices for transactions between the Partnership and a Partnership Subsidiary or Partnership JV between wholly such Persons;

(vii) enter into any new material line of business or form or enter into a material partnership, joint venture, strategic alliance or similar arrangement with a third party;

(viii) amend the Partnership Governing Documents or permit any Partnership Subsidiary or Partnership JV to adopt any amendments to its governing documents;

(ix) redeem, repurchase, prepay, repay, defease, incur, issue, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any Indebtedness or issue or sell any debt securities (to the extent not covered by the foregoing) or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for: (A) repayment of the Maturing NOK Bonds, which if repaid with the Partnership Revolving Facilities, shall not count towards the aggregate limit set forth in Schedule 5.1(b)(ix)(F), (B) repayment of any Indebtedness for borrowed money among the Partnership and Partnership Subsidiary or Partnership JV, (C) issuance of guarantees by the Partnership of Indebtedness for borrowed money of Partnership Subsidiary or Partnership JV or guarantees by a Partnership Subsidiary or Partnership JV of Indebtedness for borrowed money of the Partnership or any wholly owned Partnership Subsidiary, which Indebtedness is incurred in compliance with this Section 5.1(b)(ix), (D) repayments of the Partnership Revolving Facility that do not decrease the aggregate amount of borrowings available thereunder, subject to the requirements of Section 6.12(c), (E) drawdowns of the Partnership Revolving Facilities in the ordinary course of business that will be repaid as of or prior to the Closing, other than drawdowns that remain unpaid: (i) for working capital purposes and in the amount of up to $15,000,000, or (ii) which are required to pay any cost, fee, penalty, premiums, charge or other expenses (including legal expenses) in respect of the Transaction or pursuant to Section 6.12(a)(w) and which, in each case, reduce the amount set forth in Schedule 6.12(a)(w), (F) drawdowns of the Partnership Revolving Facilities in compliance with Section 6.12(a) for the purpose of permanently repaying or refinancing other debt, provided that the aggregate amount of such drawdowns does not exceed the amount set forth in Schedule 5.1(b)(ix)(F), (G) upon prior approval from Parent (not to be unreasonably withheld) including with respect to the use of proceeds thereof, issuance of unsecured Norwegian Kroner-denominated bonds in the aggregate amount of up to the USD-equivalent of $125,000,000, (H) payments for the amortization of principal required by the terms of such Indebtedness, (I) repayment of interest rate swap Contracts in the ordinary course of business, and (J) refinancings of any indebtedness under Existing Debt Agreements, excluding with the use of any proceeds of the Partnership Revolving Facilities, permitted pursuant to Section 6.12(a) (provided that the Partnership Existing Revolving Facilities may be refinanced with one or more Replacement Revolving Facilities pursuant to Section 6.12(c)); provided that (1) notwithstanding the foregoing and without giving effect to the use of proceeds pursuant to clauses (G) and (J) above, from the date hereof through the Closing, an aggregate principal amount of: (i) no less than $100,000,000 shall be available to be drawn on the Partnership Revolving Facilities in the event that the Partnership issues an unsecured Norwegian Kroner-denominated bond in accordance with Section 5.1(b)(ix)(G), (ii) no less than $75,000,000 shall be available to be drawn on the Partnership Revolving Facilities in the event that the Partnership (x) does not issue an unsecured Norwegian Kroner-denominated bond in accordance with Section 5.1(b)(ix)(G) and (y) does not draw on the Partnership Revolving Facilities to refinance the Specified Facility (as defined in Schedule 6.12(a)(y)) or (iii) no less than $40,000,000 shall be available to be drawn on the Partnership Revolving Facilities in the event that Partnership (x) does not issue an unsecured Norwegian Kroner-denominated bond in accordance with Section 5.1(b)(ix)(G) and (y) does draw on the Partnership Revolving Facilities to refinance the Specified Facility in the event that the applicable Required Debt Consent cannot be obtained with respect to the Specified Facility (it is understood that, for purposes of determining compliance with this clause (1), the commitments under the Partnership Revolving Facilities may not be increased without the consent of Parent) and (2) nothing contained herein shall prohibit the Partnership and any Partnership Subsidiary or Partnership JV from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business);

(x) (A) waive, cancel, forgive, release, settle or assign any material Indebtedness (other than Indebtedness solely among the Partnership, or any Partnership Subsidiary or Partnership JV) owed to the Partnership or a Partnership Subsidiary or Partnership JV or any material claims held by Partnership or any Partnership Subsidiary or Partnership JV against any Person or (B) grant any new material refunds, credits, rebates or allowances to any customers;

(xi) make any loans to any other Person, except for loans among the Partnership and any Partnership Subsidiary or Partnership JV;

(xii) sell, lease, license, transfer, exchange, swap or otherwise abandon or dispose of, or subject to any Lien (other than Permitted Liens), any Partnership Vessel or any of its other material properties or assets (including Common Units or other equity interests of Partnership or any of the Partnership Subsidiaries), (other than Partnership Intellectual Property, which, for the avoidance of doubt, is governed by Section 5.1(b)(xiv)), except (A) pursuant to existing agreements in effect prior to the execution of this Agreement, (B) dispositions of obsolete or worthless equipment, in each case, in the ordinary course of business, (C) for transactions among the Partnership and any Partnership Subsidiary or Partnership JV, (D) voyage charters of Partnership Vessels or time charters of Partnership Vessels of a firm period duration of twelve (12) months or less, in each case, in the ordinary course of business, (E) as set forth in Schedule 5.1(b)(xiv) of the Partnership Disclosure Letter and (F) for sales of any Partnership Vessel built and delivered prior to January 1, 2012 having a fair market value of up to US$75,000,000 in the aggregate for all such sales, in each case sold in an arm’s-length transaction;

(xiii) (A) sell, license, sublicense, covenant not to assert, allow to lapse, fail to maintain, transfer, or otherwise abandon or dispose of, or subject to any Lien (other than Permitted Liens), any material Partnership Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business (1) to customers or (2) to service providers for use for the benefit of Partnership or the Partnership Subsidiaries; or (B) disclose to any third parties any trade secrets or material confidential information of General Partner, Partnership or any Partnership Subsidiary, except pursuant to reasonable protective confidentiality agreements

(xiv) (A) compromise or settle any Proceeding made or pending by or against Partnership or any of Partnership Subsidiary or Partnership JV (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their employees, officers or directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or proceedings that: (1) (aa) is made in the ordinary course of business or (bb) involves the payment by Partnership of an amount not in excess of US$5,000,000 for any single Proceeding (excluding any amounts that insurance companies have agreed to pay under existing insurance policies), (2) do not involve an admission of guilt or impose any injunctive or other non-monetary remedy or a material restriction on Partnership and any Partnership Subsidiary or Partnership JV (other than customary release, confidentiality and non-disparagement obligations) and (3) do not provide for the sale, licensing, sublicensing, covenanting not to assert, allowing to lapse, failure to maintain, transfer, failure to maintain, other disposition of or subjecting to any Lien (other than Permitted Liens) of any material Intellectual Property or (B) commence any material Proceeding, other than in the ordinary course of business;

(xv) make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to Taxes or, except in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of U.S. state, local, or non-U.S. Law) with respect to any material Tax, or surrender any right to claim a material Tax refund;

(xvi) except for capital expenditures (A) incurred in the ordinary course of business in accordance with Partnership’s budget plan provided to Parent prior to the execution of this Agreement or (B) that are reasonably incurred to protect the health and safety of employees, consultants, customers, suppliers or others having business dealings with Partnership or the safety of Partnership Vessels and/or their cargo, make any new capital expenditure or expenditures in excess of US$5,000,000;

(xvii) except in the ordinary course of business or in connection with any transaction to the extent specifically permitted by any other clause of this Section 5.1(b), (A) enter into any Contract that would, if entered into prior to the date hereof, be a Partnership Material Contract or a Partnership Lease, or (B) materially modify, materially amend or terminate or fail to renew any Partnership Material Contract, any Partnership Lease, or waive, release, assign or fail to enforce any material rights or claims thereunder in a manner that is adverse to Partnership or any Partnership Subsidiary or Partnership JV (provided, that, notwithstanding anything to the contrary herein, the Partnership, any Partnership Subsidiary or Partnership JV shall be permitted to enter into voyage charters of Partnership Vessels or time charters of Partnership Vessels of a firm period duration of twelve (12) months or less, in each case, in the ordinary course of business;

(xviii) authorize, recommend, propose or announce an intention to adopt or effect a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization, re-domiciliation or other reorganization other than transactions involving only immaterial wholly owned Partnership Subsidiaries or file a petition in bankruptcy;

(xix) materially reduce the amount of insurance coverage or fail to use reasonable best efforts to renew any material existing insurance policies;

(xx) create any Partnership Subsidiary or Partnership JV except in the ordinary course of business;

(xxi) merge or consolidate with any other Person or restructure, reorganize, recapitalize, dissolve or completely or partially liquidate the Partnership or any Partnership Subsidiary or Partnership JV, or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses, other than such agreements or arrangements solely among Partnership Subsidiaries;

(xxii) amend, materially modify, terminate or cancel or let lapse a material insurance policy (or reinsurance policy) or self-insurance program of the Partnership, the Partnership Subsidiaries or the Partnership JVs in effect as of the date hereof, which are not timely replaced by comparable insurance policies;

(xxiii) modify in any material respect any policies or operations with respect to compliance with Privacy Laws, data protection or information security in any manner that is materially adverse to the business of the Partnership, the Partnership Subsidiaries or the Partnership JVs taken as a whole, except as required to comply with applicable Privacy Laws;

(xxiv) recognize any labor union, works council or other employee representative body as the representative of any employees of the Partnership, any Partnership Subsidiary or Partnership JV, except as required by applicable Law; or

(xxv) agree, in writing or otherwise, to take any of the foregoing actions.

5.2 Solicitation by Partnership.

(a) From and after the date of this Agreement until the earlier of the Effective Time and the time, if any, at which this Agreement is terminated in accordance with Section 8.1, and except as otherwise specifically provided for in this Section 5.2, the Partnership agrees that it shall not (and that the General Partner Board of Directors shall not and the General Partner and the Partnership shall cause such Person’s officers and employees not to, and that it shall use its reasonable best efforts to cause such Person’s other Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, proposal or offer, or the making, submission, modification or amendment or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its equity holders) which constitutes or would be reasonably expected to lead to a Partnership Competing Proposal, (ii) participate in or engage in any negotiations or discussions (other than to state that they are not permitted to have discussions) regarding, or furnish to any Person any information relating to General Partner of the Partnership in connection with, any inquiry, proposal or offer which constitutes or would be reasonably expected to lead to a Partnership Competing Proposal, (iii) except in the event the General Partner Board of Directors (upon the recommendation of the Conflicts Committee) has determined in good faith after consultation with General Partner’s outside legal counsel that the failure to take such action would be reasonably likely to constitute a breach of the contractual obligations of the members of the General Partner Board of Directors under Section 7.9 of the Existing Partnership Agreement or the fiduciary duties of the members of the General Partner Board of Directors under applicable Republic of the Marshall Islands Law, waive, terminate, modify or release any Person (other than Parent or Merger Sub) from any provision of, or grant any permission, waiver or request under, or fail to enforce, any “standstill” or similar agreement or obligation; provided that Parent shall notify the Partnership promptly (and in any event within twenty-four (24) hours of any such waiver, termination, modification, release or grant of permission, waiver or request), (iv) approve or recommend, propose publicly to approve or recommend, or fail to timely publicly and without qualification recommend against, any Partnership Competing Proposal and reaffirm the General Partner Board Recommendation, in each case, within ten (10) business days after the Partnership Competing Proposal is made public (including upon request of Parent to do so) (or such fewer number of days as remains prior to the date that is two (2) business days prior to the Partnership Special Meeting), (v) fail to include the General Partner Board Recommendation in the Proxy Statement, (vi) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the General Partner Board Recommendation, (vii) enter into any letter of intent or other document or agreement relating to, or any agreement or commitment providing for, any Partnership Competing Proposal, other than an Acceptable Confidentiality Agreement, or (viii) resolve or agree to do any of the foregoing (any act or failure to act described in clauses (iv) through (vii) above, a “Partnership Change of Recommendation”). The General Partner and the Partnership shall immediately cease, and cause its and their respective directors, officers and employees to cease, and shall use its reasonable best efforts to cause its Representatives to immediately cease, any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) conducted heretofore with respect to any Partnership Competing Proposal or Partnership Inquiry. The General Partner and the Partnership shall promptly (x) cause (to the extent it has not already done so prior to the date of this Agreement) any Person that has executed a confidentiality or non-disclosure agreement in connection with any Partnership Competing Proposal or Partnership Inquiry that remains in effect as of the date of this Agreement to return or destroy all confidential information in the possession of such Person or its Representatives in accordance with such non-disclosure agreement and (y) terminate access by any other Person and its Representatives to any physical or electronic data room or other access to data or information by the General Partner and the Partnership, in each case, relating to or in connection with, any Partnership Competing Proposal or Partnership Inquiry. The General Partner and the Partnership shall promptly following the execution of this Agreement inform its Representatives of the Partnership’s obligations under this Section 5.2. For purposes of this Section 5.2, the term “Person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the General Partner or the Partnership. Notwithstanding anything to the contrary contained in this Agreement, the General Partner and the Partnership and their respective Representatives may in any event (A) seek to clarify and understand the terms and conditions of any Partnership Competing Proposal (or amended proposal) solely to determine whether such Partnership Competing Proposal constitutes or would reasonably be expected to lead to a Partnership Superior Proposal and (B) inform a Person that has made a Partnership Competing Proposal or an inquiry, proposal or offer which would reasonably be expected to lead to a Partnership Competing Proposal of the provisions of this Section 5.2, in each case, so long as the General Partner and the Partnership and their respective Representatives otherwise comply with this Section 5.2 in connection therewith.

(b) Notwithstanding the limitations set forth in Section 5.2(a), if the General Partner or the Partnership receives, after the date hereof and prior to the receipt of the Partnership Unitholder Approval, a bona fide, unsolicited, written Partnership Competing Proposal from any Person that did not result from a breach of this Section 5.2, which the General Partner Board of Directors determines (upon the recommendation of the Conflicts Committee) in good faith after consultation with the Conflicts Committee and General Partner’s outside legal and financial advisors, constitutes a Partnership Superior Proposal or is reasonably likely to lead to a Partnership Superior Proposal, then, subject to compliance with Section 5.2(c), Partnership may take the following actions: (x) furnish nonpublic information that was previously furnished to Parent to the Person making such Partnership Competing Proposal, if, and only if, prior to so furnishing such information, Partnership receives from such Person an executed Acceptable Confidentiality Agreement (and provides a copy of such Acceptable Confidentiality Agreement to Parent) and (y) engage in discussions or negotiations with such Person with respect to the Partnership Competing Proposal.

(c) The Partnership shall notify Parent promptly (but in no event later than two (2) business days) after receipt of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Partnership Competing Proposal, or any inquiry or request for nonpublic information relating to General Partner or the Partnership by any Person who has made or would reasonably be expected to make any Partnership Competing Proposal (each of the foregoing, a “Partnership Inquiry”). Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the Partnership Inquiry or with whom the General Partner or the Partnership is engaging in discussions or negotiations, and the material terms (including price) and conditions of any such Partnership Inquiry or the nature of the information requested pursuant to such Partnership Inquiry. In addition, Partnership shall promptly (but in any event within two (2) business days) after the receipt thereof, provide to Parent copies of any proposed draft agreements and other written documentation material to understanding any Partnership Competing Proposal or Partnership Inquiry which is received by Partnership from any Person (or from any Representatives of such Person) making such Partnership Competing Proposal or Partnership Inquiry or with whom discussions or negotiations would reasonably be expected to lead to a Partnership Competing Proposal. The Partnership shall keep Parent reasonably informed of the status and material terms and conditions (including any amendments or proposed amendments to such material terms or conditions) of any such Partnership Competing Proposal or Partnership Inquiry and keep Parent reasonably informed as to the nature of any information requested of the General Partner and the Partnership or any of their respective Representatives with respect thereto.

(d) Notwithstanding anything in this Section 5.2 (other than Section 5.2(e)) or Section 5.5 to the contrary, at any time prior to the receipt of the Partnership Unitholder Approval, the General Partner Board of Directors may make a Partnership Change of Recommendation following receipt of a bona fide, unsolicited, written Partnership Competing Proposal, which the General Partner Board of Directors determines in good faith after consultation with the Conflicts Committee and the Partnership’s outside legal and financial advisors is a Partnership Superior Proposal, in each case, if and only if, (x) neither Partnership nor any of its Representatives solicited, encouraged or facilitated such Partnership Competing Proposal in breach of, or is otherwise in breach of, the provisions of this Section 5.2, and (y) the General Partner Board of Directors has determined in good faith after consultation with the Partnership’s outside legal counsel that the failure to take such action would constitute a breach of their contractual obligations under Section 7.9 of the Existing Partnership Agreement or their fiduciary duties of the members of the General Partner Board of Directors under applicable Republic of the Marshall Islands Law.

(e) Prior to General Partner Board of Directors making a Partnership Change of Recommendation, the General Partner shall provide Parent with five (5) business days’ prior written notice (it being understood and agreed that any material amendment to the applicable Partnership Competing Proposal shall require a new notice and an additional three (3) business day period) advising Parent that the General Partner Board of Directors intends to take such action and contemporaneously providing to Parent a copy of the Partnership Superior Proposal, a copy of any proposed agreements for such Partnership Superior Proposal (including any financing commitments related thereto) and indicating the identity of the Person making such Partnership Competing Proposal (or, in each case, if not provided in writing to the General Partner or any of its Representatives, a written summary of the terms thereof), and during such initial five (5) business day or subsequent three (3) business day period, (x) the General Partner shall negotiate, and cause its Representatives to negotiate, with Parent and its Representatives in good faith (to the extent Parent wishes to negotiate) to enable Parent to determine whether to propose revisions to the terms of this Agreement or any other agreement related to the Transactions such that such Partnership Competing Proposal would no longer constitute a Partnership Superior Proposal and (y) General Partner shall consider in good faith any proposal by Parent to amend the terms and conditions of this Agreement or any other agreement related to the Transactions such that such Partnership Competing Proposal would no longer constitute a Partnership Superior Proposal.

(f) Subject to Parent’s rights pursuant to Section 8.1 and Section 8.2(b), and compliance with the other provisions of this Section 5.2 to the fullest extent permitted by applicable law, nothing contained in this Agreement shall prohibit the General Partner or the General Partner Board of Directors from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act with respect to disclosures to the Partnership’s Common Unitholders, or (ii) making any “stop, look and listen” communication to the Common Unitholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act limited to the information specified in such rule; provided that this Section 5.2(f) shall not permit the General Partner Board of Directors to make a Partnership Change of Recommendation except in compliance with Section 5.2(d) and Section 5.2(e) or take any other action with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute a Partnership Competing Proposal except to the extent such action is explicitly permitted by the other paragraphs of this Section 5.2, and for the avoidance of doubt, it being understood and agreed that the fact that a disclosure or other action may be deemed permissible by virtue of this Section 5.2(f) does not in and of itself mean that such disclosure or other action does not constitute a Partnership Change of Recommendation.

5.3 Preparation of the Proxy Statement; Partnership Special Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement and in all events within twenty (20) business days following the date hereof, Partnership shall prepare the Proxy Statement and in consultation with Parent set a record date for the requisite meeting of the Common Unitholders. No filing of, or amendment or supplement to, the Proxy Statement will be made by Partnership without providing Parent (and its Representatives) a reasonable opportunity to review and comment thereon and the Partnership will consider and reflect in good faith any comments reasonably proposed by Parent. General Partner and Partnership will use its reasonable best efforts to ensure that the information relating to Partnership and its Subsidiaries, Affiliates, officers and directors in the Proxy Statement will not on the date the Proxy Statement (and any amendment or supplement thereto) is first mailed to the Common Unitholders, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading.

(b) If any information relating to General Partner or the Partnership respectively, or any of their respective Affiliates, officers or directors, should be discovered by General Partner or the Partnership, in the reasonable judgment of General Partner should be set forth in an amendment of, or a supplement to, the Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, General Partner shall promptly notify Parent, and General Partner shall promptly file with the SEC of any necessary amendment of, or supplement to the Proxy Statement to the extent required by Law, in disseminating the information contained in such amendment or supplement to Common Unitholders. Nothing in this Section 5.3(b) shall limit the obligations of any Party under Section 5.3(a). For purposes of this Section 5.3, any information concerning or related to Partnership, its Affiliates or the Partnership Special Meeting will be deemed to have been provided by Partnership.

(c) Partnership shall, in accordance with applicable Law and the Partnership Governing Documents, establish a record date for, duly call, give notice of the Partnership Special Meeting as promptly as practicable and mail the Proxy Statement the Common Unitholders of Partnership entitled to vote at the Partnership Special Meeting and hold the Partnership Special Meeting as soon as practicable after the date hereof. Partnership shall, through the General Partner Board of Directors, make the General Partner Board Recommendation, include such General Partner Board Recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Partnership Unitholder Approval, except in each case to the extent that the General Partner Board of Directors shall have made a Partnership Change of Recommendation as permitted by Section 5.2. Notwithstanding the foregoing provisions of this Section 5.3(c), Partnership shall have the right, following consultation with Parent, to make (and, if so requested by Parent, shall be required to make) one or more successive postponements or adjournments of the Partnership Special Meeting of not more than fifteen (15) days individually (i) if, on a date for which the Partnership Special Meeting is scheduled, Partnership has not received proxies representing a sufficient number of Common Units to obtain the Partnership Unitholder Approval, whether or not a quorum is present, or (ii) if such adjournment or postponement is required by applicable Law, including to the extent such adjournment or postponement is required under applicable Law to ensure that any required supplement or amendment to the Proxy Statement is provided or made available to Common Unitholders or to permit dissemination of information which is material to Common Unitholders voting at the Partnership Special Meeting and to give Common Unitholders sufficient time to evaluate any such supplement or amendment or other information; provided that the Partnership Special Meeting shall not be postponed or adjourned to a date that is in the aggregate more than thirty (30) days after the date for which the Partnership Special Meeting was originally scheduled (without giving effect to any postponement). Once Partnership has established a record date for the Partnership Special Meeting, Partnership shall not change such record date or establish a different record date for the Partnership Special Meeting without the prior written consent of Parent, unless, following consultation with Parent, required to do so by applicable Law or the Partnership Governing Documents. Without the prior written consent of Parent, the adoption of the Merger Agreement shall be the only matter (other than matters of procedure, matters required by applicable Law to be voted on by Partnership’s Common Unitholders in connection with the authorization of the Merger Agreement and, if applicable, a “Say-on-Golden-Parachute” vote) that Partnership shall propose to be acted on by the Common Unitholders of Partnership at the Partnership Special Meeting. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Partnership Special Meeting shall be convened and the Merger Agreement shall be submitted for authorization by the Common Unitholders of Partnership at the Partnership Special Meeting, and nothing contained herein shall be deemed to relieve Partnership of such obligation.

5.4 No Control of General Partner and Partnership’s Business. Nothing contained in this Agreement shall give either Parent or Merger Sub, directly or indirectly, the right to control or direct the business or operations of General Partner or the Partnership or any Partnership Subsidiary or Partnership JV prior to the Effective Time. Prior to the Effective Time, each of the General Partner, the Partnership, any Partnership Subsidiary and Partnership JV shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective business and operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Access; Confidentiality; Notice of Certain Events.

(a) From the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law, (i) General Partner and Partnership shall, and shall cause each of the Partnership Subsidiaries (and if permitted, each of the Partnership JVs), respectively, to afford to Parent and to the Representatives of Parent who have a need to know such information reasonable access during normal business hours and upon reasonable advance notice in a manner that does not interfere unreasonably with the disclosing Party’s business to all of their respective properties, vessels, offices, books, Contracts, personnel and records, (ii) each of General Partner and Partnership shall, and shall cause each of the Partnership Subsidiaries (and if permitted, each of the Partnership JVs) to, furnish reasonably promptly to Parent and to Representatives of Parent all information (financial or otherwise) concerning its business, properties, vessels and personnel as Parent or such Representative of Parent may reasonably request and (iii) each of General Partner and Partnership shall instruct their respective Representatives, ship managers and pool managers, as applicable, to cooperate in connection with such access and disclosure obligations. Notwithstanding the foregoing, neither General Partner nor Partnership shall be required by this Section 6.1 to provide Parent or the Representatives of Parent with access to or to disclose information (A) that such Party or its Representatives is prohibited from providing under the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (B) the disclosure of which would violate any applicable Law or legal duty (provided, however, that the withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any such Law or duty), (C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege) or (D) if doing so would violate any COVID-19 Measure or policy or guideline related to COVID-19 or if doing so would, in the reasonable determination of the disclosing party, endanger the health and safety of the personnel of the disclosing party as a result of COVID-19 or any worsening or resurgence thereof (provided, however, that (x) the disclosing party shall use reasonable best efforts to provide appropriate substitute arrangements to permit reasonable access or disclosure not in violation of any such COVID-19 Measure or otherwise reasonably required to protect health and safety of the personnel of the disclosing party as a result of COVID-19 or any worsening or resurgence thereof and (y) the Parties do not intend this clause (D) to prohibit in-person inspections of vessels). Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of General Partner, the Partnership the Partnership Subsidiaries or the Partnership JV’s that may result from the requests for access, data and information hereunder.

(b) Parent will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.1, in confidence to the extent required by and in accordance with the terms of the Confidentiality Agreement. Subject to the occurrence of the Closing, the Confidentiality Agreement shall terminate on the Closing Date.

(c) Partnership shall give prompt notice to Parent, and Parent shall give prompt notice to Partnership, of any of the following to occur after the date of this Agreement, (i) any notice or other material communication received by such Party or any of its Subsidiaries from any Governmental Entity in connection with this Agreement, the Merger or other Transactions, or from any other Person alleging that the consent of such Person is or may be required in connection with the Merger or any other Transaction and (ii) upon becoming aware of the occurrence or impending occurrence of any breach or other fact, circumstance or Effect that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Merger set forth in Article VII not being satisfied; provided, however, that no such notification shall affect or be deemed to modify or cure any breach of any representation or warranty of the Partnership set forth herein or the conditions to the obligations of Parent and Merger Sub to consummate the Transactions, including the Merger, or the remedies available to the Parties hereunder.

(d) No access, rights to inspection, information or notice delivered by either Party or any of their respective Representatives shall affect or be deemed to modify or waive any of the representations or warranties of the other Party set forth in this Agreement or be deemed to amend or update the Partnership Disclosure Letter or Parent Disclosure Letter or cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any notice pursuant to Section 6.1(c) shall not affect any of the conditions set forth in Article VII or give rise to any right to terminate under Article VIII, except for any such failure that constitutes a Willful Breach of this Agreement..

6.2 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other Transactions as promptly as practicable after the date hereof, including (i) (A) preparing and filing, in consultation with the other Party, all necessary or advisable applications, notices, petitions, filings and other documents required to be prepared or filed by such Party as promptly as practicable and advisable after the date hereof, and (B) using its reasonable best efforts to obtain as promptly as practicable and advisable and in any event prior to the Outside Date all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained by such Party from any Governmental Entity (including under Antitrust Laws or any foreign direct investment laws) in order to consummate the Merger or any of the other Transactions, and (ii) cooperating with the other Party required to file such applications, notices, petitions, filings and other documents by using its reasonable best efforts to take all steps as may be necessary in connection therewith, including providing all necessary information and assistance reasonably requested by such Party.

(b) Each of Parent on one hand, and the General Partner and the Partnership, on the other hand, shall in connection with the efforts referenced in Section 6.2(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the Transactions under Antitrust Laws or any foreign direct investment laws, (i) promptly file or cause to be filed all required filings with respect to the Required Approvals; (ii) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party under any Antitrust Law, including by allowing the other Party to have a reasonable opportunity to review and comment on drafts of any filings and submissions; (iii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, any Governmental Entity with respect to any Antitrust Law or foreign direct investment law, by promptly providing copies to the other Party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party under any Antitrust Law, in each case regarding any of the Transactions; (iv) permit the other Party a reasonable opportunity to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, any Governmental Entity with respect to the subject matter of this Section 6.2(b), or, in connection with any proceeding by a private party under any Antitrust Law or foreign direct investment law, with any other Person and (v) to the extent permitted by any applicable Governmental Entity or other Person with respect to the subject matter of this Section 6.2(b), give the other Party a reasonable opportunity to attend and participate in any in-person meetings with any Governmental Entity or other Person with respect to the subject matter of this Section 6.2(b); provided that (x) any such written communications provided under this Section 6.2(b) may be redacted as necessary to address attorney-client privilege or to comply with applicable Law (provided, however, that the withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any such attorney-client privilege or Law); (y) portions of such copies that are competitively sensitive in the view of the disclosing party’s outside counsel may be redacted as necessary or designated so as to be provided to outside counsel only.

(c) Each of Parent on one hand, and the General Partner and the Partnership, on the other hand, shall use its reasonable best efforts to obtain the expiration or termination of all waiting periods and all consents, waivers, authorizations and approvals of all Governmental Entities necessary, proper or advisable for the consummation of the Transactions and to provide any notices to Governmental Entities required to be provided prior to the Effective Time, excluding at Parent’s option selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of Parent or any of its equityholders or limited partners or its or their respective Affiliates, or of Partnership or any Partnership Subsidiary or Partnership JV, or any interest therein (any, a “Divestiture Action”); provided that neither the General Partner, the Partnership nor Parent shall, without the prior written consent of the other Party, incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement to obtain such consents or certificates in each case, that would have a Partnership Adverse Impact or Parent Material Adverse Effect, as the case may be. For the avoidance of doubt, nothing in this Section 6.2 shall bind or obligate any portfolio company or investment fund (as those terms are customarily understood among institutional private equity investors) of Stonepeak Partners LP or any of its affiliated managers or advisers, or any of their direct or indirect equityholders, other than Parent or its controlled Subsidiaries, to take any action with respect to Parent or any of its equityholders or limited partners or its or their respective Affiliates.

6.3 Publicity. Subject to Section 6.7 (solely with respect to communications directed to the employees of the Parties in their capacity as such), neither Partnership nor Parent shall issue or cause the publication of any press release or other public announcement with respect to the Merger, this Agreement or the other Transactions without the prior consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law, in connection with any litigation or other dispute between the Parties, or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Merger, this Agreement or the other Transactions, in which event other than in connection with any litigation or other dispute between the Parties such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement as far in advance as is reasonably practicable and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that without limiting any of its obligations under Section 5.2, Partnership shall not be required by this Section 6.3 to provide any such review or comment to Parent with respect to any press release or other public announcement made in connection with the announcement of a final decision to make a Partnership Change of Recommendation and subsequent matters related thereto; provided, further, each Party and their respective Affiliates may make statements that substantially reiterate (and are not inconsistent with) previous press releases, public disclosures or public statements made by Parent and Partnership in compliance with this Section 6.3. provided, further, that Affiliates of the Parent (and the affiliated investment funds of any of its Affiliates) may provide general information about the subject matter of this Agreement in connection with its or its Affiliates’ (or affiliated investment funds’) fund raising, marketing, informational or reporting activities of the kind customarily provided with respect to private equity investments of this kind, in each case, to Persons who are subject to customary confidentiality restrictions.

6.4 Directors’ and Officers’ Insurance and Indemnification.

(a) For not less than six (6) years from and after the Effective Time, Parent shall cause the Surviving Entity to indemnify and hold harmless all past and present directors and officers of the General Partner, the Partnership and any Partnership Subsidiary, and of any Partnership JV if appointed by the Partnership or a Partnership Subsidiary to serve on its behalf (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing reasonable fees and expenses in advance of the final disposition of any actual or threatened claim, action, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law and pursuant to the Partnership Governing Documents or the Organizational Documents of the General Partner or any Partnership Subsidiary and Partnership JV, or any indemnification agreements, if any, in existence on the date of this Agreement; provided such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in each case in connection with such persons serving as an officer or director of Partnership or any of the Partnership Subsidiaries or of any Person serving at the request of the General Partner, the Partnership or any Partnership Subsidiary and Partnership JV as a director, officer, employee or agent of another Person, to the fullest extent permitted by Law and provided pursuant to the Partnership Governing Documents or the Organizational Documents of any the General Partner, the Partnership or Partnership Subsidiary and Partnership JV or any indemnification agreements, if any, in existence on the date of this Agreement. In the event of any such indemnity claim: (A) the Surviving Entity shall have the right to control the defense thereof after the Effective Time; and (B) any counsel retained by the Indemnified Parties with respect to the defense thereof for any period after the Effective Time must be reasonably satisfactory to Parent.

(b) The Parties agree that for six (6) years after the Effective Time all rights to elimination or limitation of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in their respective articles of incorporation or by-laws (or comparable Organizational Documents) or in any agreement shall survive the Merger and shall continue in full force and effect. For six (6) years after the Effective Time, the Surviving Entity shall cause (or with respect to any Partnership JV use reasonable best efforts to cause) to be maintained in effect the provisions in (i) the Partnership Governing Documents and the Organizational Documents of the General Partner, any Partnership Subsidiary or Partnership JV and (ii) any other agreements of the General Partner, the Partnership and/or any Partnership Subsidiary or Partnership JV with any Indemnified Party, in each case, regarding elimination or limitation of liability, indemnification of officers, directors, employees and agents or other fiduciaries and advancement of expenses that are in existence on the date of this Agreement, and shall cause (or with respect to any Partnership JV use reasonable best efforts to cause) that no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions) without the consent of such Indemnified Party.

(c) Parent shall cause the Surviving Entity to maintain, for an aggregate period of not less than six (6) years from the Effective Time, the current directors’ and officers’ liability insurance policy maintained by the General Partnership and the Partnership with respect to claims arising from facts or events occurring at or prior to the Effective Time (the “D&O Insurance”); provided, however, that the Surviving Entity shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement by the Partnership for such policy and if such premium for such insurance would at any time exceed such cap, then the Surviving Entity shall cause to be maintained an insurance policy which, in the Surviving Entity’s good faith determination, provides the maximum coverage available at an annual premium equal to such cap; provided, further, that the Partnership may, prior to the Effective Time, substitute therefor a tail policy to Partnership’s current directors’ and officer’s liability insurance policy providing equivalent coverage with a cost not in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement by the Partnership for such policy. Partnership shall reasonably cooperate with Parent prior to the Effective Time to enable Parent, at the election of Parent, to purchase such a tail policy. Notwithstanding anything in this Section 6.4 to the contrary, if any Indemnified Party notifies Parent on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 6.4, the provisions of this Section 6.4 that require the Surviving Entity to indemnify and advance expenses shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(d) In the event Parent or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or Surviving Entity or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 6.4. The provisions of this Section 6.4 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and Representatives.

(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Partnership, the Partnership Subsidiaries and the Partnership JVs for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.4 is not prior to or in substitution for any such claims under such policies.

6.5 Takeover Statutes. Parent and General Partner shall (a) take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to the Merger, or any of the other Transactions, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

6.6 Obligations of Merger Sub and the Surviving Entity. Parent shall take all action necessary to cause each of Merger Sub and the Surviving Entity to perform their respective obligations under this Agreement and to cause Merger Sub to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

6.7 Rule 16b-3. Prior to the Effective Time, the Partnership shall take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Partnership equity securities (including derivative securities) and acquisitions of Parent equity securities pursuant to the Transactions by each individual who is a director or officer of the General Partner subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.8 Transaction Litigation; Notices. The General Partner and the Partnership shall provide prompt oral notice, promptly confirmed in writing, of any objection, claim, litigation or proceeding brought or threatened by any equity holder of such Party or any third party claim against such Party, any of the Partnership Subsidiaries, the Partnership JVs and/or any of its or their directors or officers relating to the Merger, this Agreement or any of the Transactions to Parent, and shall keep Parent reasonably informed on a current basis with respect to the status thereof, including by facilitating meetings between counsel of the General Partner and the Partnership and counsel of Parent and promptly and diligently responding to inquiries with respect to any stockholder litigation made by Parent or its counsel. The Partnership shall give Parent the opportunity to participate (at the Parent’s expense) in the defense, prosecution or settlement of any such objection, claim, litigation or proceeding and shall give Parent the right to review and comment on all filings or responses to be made by the General Partner or the Partnership in connection with any such litigation or proceeding, and will in good faith take such comments into account. The General Partner and the Partnership shall not offer or agree to settle any such objection, claim, litigation or proceeding without the Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that, without limiting the foregoing, the Partnership shall use reasonable best efforts so that any such settlement includes a full release of the Parent and its Affiliates and does not impose any material injunction or other material equitable relief after the Effective Time upon Parent, the Surviving Entity or any of their respective Affiliates, including the General Partner, the Partnership, the Partnership Subsidiaries or the Partnership JVs, as applicable. In the event, and to the extent of, any conflict or overlap between the provisions of this Section 6.8 and Section 5.1 or Section 5.2, the provisions of this Section 6.8 shall control.

6.9 Delisting. Prior to the Closing Date, the General Partner shall reasonably cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Entity of the Common Units from the NYSE as promptly as practicable after the Effective Time and the deregistration of the Common Units under the Exchange Act at the Effective Time. If the Partnership is reasonably likely to be required to file any quarterly or annual reports pursuant to the Exchange Act within ten (10) days following the date of the Closing, the Partnership will deliver to Parent at least three (3) business days prior to Closing a draft, which is sufficiently developed such that it can be timely filed with a reasonable amount of effort within the time available, of any such reports reasonably likely to be required to be filed during such period.

6.10 Director and Officer Resignations. The Partnership shall cause to be delivered to Parent resignations effective as of the Effective Time executed by each director or officer of the General Partner, the Partnership, and the Partnership Subsidiaries (and to the extent designated or interlocked with the Partnership or the Partnership Subsidiaries, of the Partnership JVs) in office as of immediately prior to the Effective Time, except with respect to any directors or officers identified by Parent in writing to the Partnership three (3) business days prior to the Closing Date.

6.11 Tax Matters.

(a) All transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (“Transfer Taxes”) incurred in connection with this Agreement shall be payable by the Surviving Entity and/or its Subsidiaries. The Parties shall cooperate in attempting to minimize the amount of any Transfer Taxes. Any Tax Returns and other documentation that must be filed with respect to Transfer Taxes shall be prepared and filed when due by the party primarily or customarily responsible under the applicable local law for the filing of such Tax Returns or other documentation, and such party will (i) use its commercially reasonable efforts to provide drafts of such Tax Returns and other documentation to the other Party at least ten (10) business days prior to the due date for such Tax returns and other documentation and (ii) reasonably consider in good faith any comments made by such other party in respect of such Tax Returns or such other documentation.

(b) The transactions contemplated by this Agreement are intended to be treated as a sale and purchase of interests in the Partnership for U.S. federal income tax purposes and for purposes of corresponding provisions of applicable state, local, and non-U.S. law (the “Intended Tax Treatment”). Except as specifically set forth in this Agreement, each Party to this Agreement hereby acknowledges and agrees that (i) such Party will not take any position on any Tax Return, or take any other Tax reporting position or action, that is inconsistent with the Intended Tax Treatment, except as otherwise required by a “determination” as defined in Code Section 1313.

(c) The Parties agree that the transactions contemplated by this Agreement are intended to be treated as a taxable sale and purchase of interests in the Partnership for U.S. federal income tax purposes and for purposes of corresponding provisions of applicable US state and local law (the “Intended Tax Treatment”). Except as specifically set forth in this Agreement, each Party to this Agreement hereby acknowledges and agrees that such Party will not take any position on any applicable Tax Return, or take any other applicable Tax reporting position or action, that is inconsistent with the Intended Tax Treatment, except as otherwise required by a final “determination” as defined in Section 1313(a)(1) of the Code.

6.12 Required Debt Consents under Existing Debt Agreements; Required Commercial Consents.

(a) Schedule 3.20(a)(viii) of the Partnership Disclosure Letter sets forth a true, correct and complete list of the Required Debt Consents and Required Commercial Consents. From and after the date of this Agreement, the Partnership and the Partnership Subsidiaries shall use their reasonable best efforts to, in accordance with the terms and conditions of the applicable commercial or financing Contract, make or obtain the Required Debt Consents and the Required Commercial Consents as soon as reasonably practicable, and in all events by the Closing, including through actions by the Partnership and the Partnership Subsidiaries to negotiate in good faith with the commercial counterparties, lenders, holders or other creditors of loans, bonds, notes or other financings, as applicable, and/or agents, trustees or similar party under such commercial or financing Contracts, and to execute and deliver to the counterparties, lenders, holders or other creditors of loans, bonds, notes or other financings, as applicable, and/or agents, trustees or similar party under such documents and instruments as they may reasonably require in connection therewith; provided that, neither the Partnership, nor any of the Partnership Subsidiaries (or any of their Affiliates) shall be permitted to, and shall not permit their Subsidiaries (including the Partnership Subsidiaries or the Partnership JVs) to: (w) incur or pay any cost, fee, penalty, premium, charge or other expenses (including any consent fee or cost reimbursements to third parties) in connection with its compliance with this Section 6.12 and all actions and efforts to obtain such consents in the aggregate in excess of the amount set forth in Schedule 6.12(a)(w) to the Partnership Disclosure Letter, (x) enter into, or agree to enter into, any material new commercial commitment or agreement, or agree to any material amendment, waiver, consent or other modification to any commercial contractual arrangement, to obtain such consents (excluding, for the avoidance of doubt, but subject to subpart (y) below, entering into, or committing to enter into, amendments, consents, waivers or modifications to Existing Debt Agreements), (y) enter into, commit to enter into, or take any other actions, in each case with respect to obtaining the Required Debt Consents, if such actions, individually or in the aggregate, would reasonably be expected to result in an Adverse Financing Event (as defined in Schedule 6.12(a)(y)), or (z) take, or commit to take, any action in connection with obtaining such consents, unless, in each case such action is conditioned upon the consummation of the Closing or is consented to by Parent (in all cases acting reasonably and in accordance with Section 6.12(b)).

Provided that the Partnership is then in compliance with this Section 6.12(a), and subject to and in accordance with Section 5.1(b)(ix)(A), Section 5.1(b)(ix)(F) and Section 5.1(b)(ix)(1), the Partnership shall be permitted to drawdown on the Partnership Revolving Facilities to permanently prepay any Existing Debt Agreements for which it is unable to obtain the required consents thereunder to the Transaction.

(b) The Parties will cooperate in all respects and consult with each other in connection with any material request, proposal or other exchange with the relevant counterparties, lenders, holders or other creditors of loans, bonds, notes or other financings, as applicable, and/or agents, trustees or similar party thereof to obtain the Required Debt Consents (or refinancing of any Existing Debt Agreements as permitted by Section 6.12(a)) and the Required Commercial Consents or any calculation or determination of compliance with Section 6.12, including:

(i) by allowing Parent and its Representatives to have a reasonable opportunity to review and comment on drafts of any documentation related to the Required Debt Consents (or refinancing of any Existing Debt Agreement) or the Required Commercial Consents;

(ii) promptly inform the other Party of any material communication received by such Party from, or given by such Party to, any such counterparties, lenders, holders or other creditors of loans, bonds, notes or other financings, as applicable, and/or agents, trustees or similar party thereof with respect to any such consents (or refinancing of any Existing Debt Agreements), by promptly providing copies to the other Party of any such written communications, and of any material communic

(iii) ation received or given;

(iv) permit Parent and its Representatives a reasonable opportunity to review in advance any proposed material request, proposal, document or other exchange with the relevant counterparties, lenders, holders or other creditors of loans, bonds, notes or other financings, as applicable, and/or agents, trustees or similar party thereof, and consult with the Partnership or the Partnership Subsidiaries, as applicable, in advance thereof and to include any proposed changes thereto that Parent reasonably requests, provided that Parent shall use its reasonable best efforts (without material delay or impediment) to promptly respond to any such request, proposal, document or other exchange received by the Partnership;

(v) to the extent reasonably practicable, give the other Party a reasonable opportunity to attend and participate in any substantive in-person or telephonic/video meetings in connection with obtaining the Required Debt Consents (or refinancing of any Existing Debt Agreements) and Required Commercial Consents; and

(vi) in connection with any refinancing of any Existing Debt Agreement permitted by Section 6.12(a) other than using the proceeds of a revolving credit facility, in the case of the Partnership, use commercially reasonable efforts to, promptly upon the request of Parent, enter into interest rate swap or hedging Contracts in consultation with Parent in respect of the refinanced debt with respect to a quantum of such debt and for a duration and on other market terms requested by Parent; provided that, if Parent does not so request an interest rate swap or hedging Contract to be entered into, the Partnership may, subject to the prior consent of Parent not to be unreasonably withheld, delayed or conditioned and in consultation with the Parent, enter into interest rate swap or hedging Contracts in respect of the refinanced debt with respect to a quantum of such debt and for a duration and on other market terms requested by the Partnership.

In connection with the foregoing, it is contemplated that the Partnership and its Representatives will promptly prepare any documentation required to achieve the Required Debt Consents (or refinancing of any Existing Debt Agreements as permitted by Section 6.12(a)) and Required Commercial Consents and to take the lead in negotiations and communications with counterparties, lenders, holders or other creditors of loans, bonds, notes or other financings, as applicable, and/or agents, trustees or similar party thereof, and the Partnership agrees that it shall consult and give due consideration to the reasonable advice and suggestions of Parent with respect to the strategy to obtain such consents (or achieve such refinancings) and provide any calculations or other information reasonably requested by Parent to determine compliance with Section 6.12. The Partnership or Partnership Subsidiaries shall provide any legal opinions required under the Existing Debt Agreements or as may be reasonably requested in connection with any such consent (or refinancings).

(c) For avoidance of doubt, the Partnership Existing Revolving Facilities cannot be refinanced without the consent of Parent; however, upon the request of Parent, the Partnership shall use commercially reasonable efforts to promptly enter into one or more new revolving credit facilities, as determined by Parent, to refinance the ING Revolving Facility and/or the Citibank Revolving Facility on terms and conditions acceptable to Parent (any such replacement revolving credit facility, a “Replacement Revolving Facility”).

6.13 Performance by the General Partner and the Partnership. The General Partner will cause the Partnership and the Partnership Subsidiaries to comply with the provisions of this Agreement. It is understood and agreed that actions by the Partnership, Partnership Subsidiaries or Partnership JVs shall not be deemed to be breaches or violations by the General Partner or such Partnership, Partnership Subsidiaries or Partnership JVs of any of the provisions of this Agreement if such action was taken at the express written direction of Parent after the date hereof.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions (and to the continued satisfaction of each of the following conditions at the Effective Time), any and all of which may be waived in writing in whole or in part by Parent and Partnership, as the case may be, to the extent permitted by applicable Law:

(a) Shareholder Approvals. The Partnership Unitholder Approval shall have been obtained.

(b) Adverse Laws or Orders. No Adverse Law or Order shall have occurred and be in effect.

(c) Required Clearances. All Required Approvals shall have been obtained.

(d) GP Closing. The GP Closing shall have been consummated concurrently with the Closing.

(e) Services Companies. The Services Companies Closing shall have been consummated concurrently with Closing.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction at or prior to the Effective Time of each of the following additional conditions (and to the continued satisfaction of each of the following conditions at the Effective Time), any and all of which may be waived in writing in whole or in part by Parent:

(a) Representations and Warranties. (i) The representations and warranties of Partnership set forth in Section 3.10(a) and Section 3.5(c) shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing Date, (ii) the representations and warranties of the Partnership set forth in Sections 3.2 shall be true and correct in all respects, except for any de minimis inaccuracies, as of the date of this Agreement and as of the Closing as though made on and as of the Closing, (iii) the representations and warranties of the Partnership set forth in Section 3.1, Section 3.3(a), Section 3.3(c)(ii), Section 3.19, Section 3.20, Section 3.22, Section 3.23, and Section 3.24 (without giving effect to any qualification as to materiality, Partnership Adverse Impact or Partnership Material Adverse Effect contained therein) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date) and (iv) each of the other representations and warranties of Partnership set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except, in the case of this clause (iv), where any failures of any such representations and warranties to be true and correct

(without giving effect to any qualification as to materiality, Partnership Adverse Impact or Partnership Material Adverse Effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect; and Parent shall have received a certificate signed on behalf of Partnership by a duly authorized executive officer of the Partnership to the foregoing effect.

(b) Performance of Obligations of General Partner and Partnership. The General Partner and the Partnership shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Effective Time; and Parent shall have received a certificate signed on behalf of the Partnership by a duly authorized executive officer of the General Partner to such effect.

(c) No Partnership Material Adverse Effect. Since the date of this Agreement, there shall have been no occurrences that, individually or in the aggregate, have had and continue to have, or would reasonably be expected to have, a Partnership Material Adverse Effect; and Parent shall have received a certificate signed on behalf of Partnership by a duly authorized executive officer of the Partnership to the foregoing effect.

(d) Support Agreement. The Support Agreement and the Covenants Letter Agreement each remains in full force and effect.

(e) Commercial Consents. All Required Commercial Consents shall have been obtained in compliance with Section 6.12(a).

(f) Debt Consents. All Required Debt Consents shall have been obtained in compliance with Section 6.12(a).

7.3 Conditions to Obligations of Partnership. The obligations of the Partnership to effect the Merger are also subject to the satisfaction at the Effective Time of each of the following additional conditions (and to the continued satisfaction of each of the following conditions at the Effective Time), any and all of which may be waived in writing in whole or in part by Partnership:

(a) Representations and Warranties. (i) The representations and warranties of Parent set forth in Article IV shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing, (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) except, where any failures of any such representations and warranties to be true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and the Partnership shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to the foregoing effect; and

(b) Performance of Obligations of Parent and Merger Sub.    Parent and Merger Sub shall have performed or complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Effective Time, and Partnership shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to such effect.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time as follows:

(a) by mutual written consent of Parent and the Partnership;

(b) by either General Partner or the Partnership, if there has been a breach by Parent or Merger Sub, on the one hand, or Parent or Merger Sub, if there has been a breach by the General Partner or the Partnership, on the other hand, of any representation, warranty, covenant or agreement set forth in this Agreement, which breach would result in the conditions in Section 7.2(a) or (b), in the case of a breach by the General Partner or the Partnership, or Section 7.3(a) or (b), in the case of a breach by Parent and Merger Sub, in each case, not being satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been waived or cured within the earlier of (i) thirty (30) calendar days after the receipt of written notice thereof by the breaching Party from the non-breaching Party or (ii) four (4) business days before the Outside Date); provided, however, this Agreement may not be terminated pursuant to this Section 8.1(b) by any Party if such Party or its Affiliate is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement and such breach would result in a failure of one or more of the conditions set forth in Article VII;

(c) by either Parent or Partnership, if the Effective Time shall not have occurred by 5:00 p.m., New York City time, on June 30, 2022; (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose material breach (or material breach by its Affiliate) of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the Effective Time not occurring prior to the Outside Date;

(d) by either Partnership or Parent if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable (or no longer appealable) order, injunction, decree, ruling or Law in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger; provided, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to a Party if any such order, injunction, decree, ruling or Law was due to the material breach by such Party or its Affiliate of any representation, warranty, covenant or agreement set forth in this Agreement;

(e) by either Partnership or Parent, if the Partnership Unitholder Approval shall not have been obtained at the Partnership Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

(f) by Parent if a Partnership Change of Recommendation occurs;

(g) by Partnership, if, at any time prior to the receipt of the Partnership Unitholder Approval, the General Partner Board of Directors shall have (i) effected a Partnership Change of Recommendation in accordance with Section 5.2(d) in order to accept a Partnership Superior Proposal (provided, that Partnership shall have complied in all material respects with Section 5.2(d) with respect to such Partnership Superior Proposal), (ii) substantially concurrently entered into a Partnership Superior Proposal Acquisition Agreement with respect to such Partnership Superior Proposal concurrently with the termination of this Agreement in accordance with this Section 8.1(g), and (iii) paid the Partnership Termination Fee to Parent in accordance with Section 8.2(b)(ii) concurrent with or prior to such termination; or

(h) by Partnership, if (i) all of the conditions set forth in Sections 5.1 and 5.2 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, and which would have been satisfied if the Closing were to have occurred on the date of termination), (ii) each of the Partnership and “Seller” (as defined in the GP Purchase Agreement) has irrevocably confirmed in a written notice delivered to Parent on such date that it is ready, willing and able to consummate the Transactions (including under the GP Purchase Agreement), and (iii) Parent and Merger Sub fail to comply with their obligations under Article I to consummate the Closing within three (3) business days (or such later date as Partnership may specify in such notice) after the later of delivery of such notice referred to in clause (ii) and the date on which the Closing was required to have been consummated in accordance with Section 1.2 (and Partnership, General Partner and “Seller” (as defined in the GP Purchase Agreement) stood ready, willing and able to consummate the Transactions, including under the GP Purchase Agreement, through the end of such three (3) business day period or later date provided).

8.2 Effect of Termination.

(a) In the event of the termination of this Agreement as provided in Section 8.1, except in the case of termination pursuant to Section 8.1(a), written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or Partnership or any of their respective Subsidiaries or any shareholder or Representative of Parent, Merger Sub or Partnership or any of their respective Subsidiaries, except that the Party’s obligations under the Confidentiality Agreement, this Section 8.2, and Section 9.3 through Section 9.14 shall continue; provided, however, that, subject to Sections 8.2(d)(iii), (iv) and (v), nothing herein shall relieve any Party from liability for Willful Breach of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination or for fraud.

(b) Partnership Termination Fee.

(i) If this Agreement is terminated by Parent or the Partnership pursuant to Section 8.1(e) or by Parent pursuant to Section 8.1(b), without limiting or otherwise affecting other remedies that may be available to Parent, including any Partnership Termination Fee if payable, the Partnership shall pay to Parent (or one or more of its designees) promptly, but in no event later than five (5) business days after receipt of an invoice therefor for all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment banks, advisors, consultants and other Representatives) incurred by Parent, Merger Sub or their respective Affiliates in connection with this Agreement and the Transaction, up to an aggregate maximum of US$10,000,000, which amount shall be credited against any Partnership Termination Fee that becomes subsequently payable to Parent;

(ii) If Partnership terminates this Agreement pursuant to Section 8.1(g), prior to or concurrently with such termination and as a condition to the effectiveness of such termination, Partnership shall pay or cause to be paid to Parent (or one or more of its designees) a fee of US$44,573,306.40 in cash (the “Partnership Termination Fee”);

(iii) If (A) this Agreement is terminated by Parent or the Partnership pursuant to Section 8.1(e) or by Parent pursuant to Section 8.1(b), (B) any Partnership Competing Proposal has been made known to the Partnership or publicly, or announced by any Person (other than by Parent, Merger Sub or their respective Affiliates) and, solely with respect to a termination pursuant to Section 8.1(e), not withdrawn (publicly, to the extent made known publicly) after the date of this Agreement but prior to such termination and at least five (5) business days prior to the Partnership Special Meeting and (C) the Partnership (I) completes a Partnership Competing Proposal within twelve (12) months of the date this Agreement is terminated or (II) enters into a definitive agreement with respect to, any Partnership Competing Proposal, within twelve (12) months of the date this Agreement is terminated, and such Partnership Competing Proposal is consummated, then within five (5) business days of such consummation, the Partnership shall pay to Parent (or one or more of its designees) by wire transfer of immediately available funds the Partnership Termination Fee; and

(iv) If this Agreement is terminated by Parent pursuant to Section 8.1(f), then within five (5) business days of such termination, Partnership shall pay to Parent (or one or more of its designees) the Partnership Termination Fee by wire transfer of immediately available funds.

(v) For the avoidance of doubt, in no event shall Partnership be obligated to pay the Partnership Termination Fee on more than one occasion.

(vi) Solely for purposes of Section 8.2(b), the terms “Partnership Competing Proposal” and “Partnership Inquiry” shall have the meanings assigned to such terms in Section 9.5 and Section 5.2(c), respectively, except that all references to “15%” in the term Partnership Competing Proposal (including as used in the definition of “Partnership Inquiry”) shall be deemed to be “50%”.

(c) Parent Termination Fee. In the event that the Partnership shall terminate this Agreement pursuant to Section 8.1(b), Section 8.1(d), but only if the applicable governmental restraint was imposed as a result of the failure to take or commit to take a previously requested Divestiture Action, or Section 8.1(h), then Parent shall pay to Partnership a termination fee of US$89,146,612.80 in cash in immediately available funds (the “Parent Termination Fee”) within twelve (12) business days of such termination, it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d) Integral Parts; Interest.

(i) The Parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the Transactions, and are binding and enforceable against it, and not subject to approval of its Common Unitholders, and that neither the Partnership Termination Fee nor the Parent Termination Fee is a penalty, but rather a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which such payments are payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. Notwithstanding anything to the contrary in this Agreement, except in the case of fraud, upon payment of the Partnership Termination Fee pursuant to this Section 8.2, none of General Partner or Partnership, any of their Subsidiaries or Affiliates or any of their respective former, current or future officers, directors, partners, Unitholders, managers, members, affiliates, agents or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(ii) If the Partnership or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.2, and, in order to obtain the payment, Parent or the Partnership, as the case may be, commences an action which results in a final non-appealable judgment against the other party for the payment set forth in this Section 8.2, such paying Party shall pay the other Party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(iii) For the avoidance of doubt, and notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is terminated and Parent has the right to receive payment of the Partnership Termination Fee from the Partnership pursuant to this Section 8.2, the payment of the Partnership Termination Fee (together with the right to specific performance prior to the termination of this Agreement in accordance with Section 9.14) shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise, and whether by or through attempted piercing of the corporate, limited liability company or partnership veil or directly or indirectly through any other Person) of Parent or Merger Sub or any of their respective Affiliates or any other Person against Partnership or any of its Affiliates, or any direct or indirect, former, current or future, equityholder or Representative of any of the foregoing (each, a “Partnership Related Party”), for any damages, liabilities or other adverse consequences incurred by Parent, Merger Sub or any of their respective Affiliates or Representatives or any other Person for any failure by Partnership to effect the Closing for any or no reason and any other breach by Partnership of this Agreement, and Parent, Merger Sub and their respective Affiliates shall not otherwise be entitled to make any claim against any Partnership Related Parties, and the Partnership Related Parties shall have no further liability to Parent, Merger Sub or any of their respective Affiliates or any other Person therefor, except that Parent and Merger Sub may seek specific performance of Partnership’s obligations hereunder as and only to the extent permitted under Section 9.14; provided, however, that in no event shall Parent or Merger Sub or any of their respective Affiliates be entitled to a grant of both specific performance pursuant to Section 9.8 and the Partnership Termination Fee. The Partnership Related Parties are intended third party beneficiaries of this Section 8.2(d)(iii).

(iv) For the avoidance of doubt, and notwithstanding anything to the contrary in this Agreement, the Parent Termination Fee (together with the right to specific performance prior to the termination of this Agreement in accordance with Section 9.14) shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise, and whether by or through attempted piercing of the corporate, limited liability company or partnership veil or directly or indirectly through any other Person) of Partnership or any of its Affiliates or any other

Person against Parent, Merger Sub or any of their respective Affiliates, or any direct or indirect, former, current or future, equityholder or Representative of any of the foregoing (each, a “Parent Related Party”), for any damages, liabilities or other adverse consequences incurred by Partnership or any of its Affiliates or Representatives or any other Person for any failure by Parent or Merger Sub to effect the Closing for any or no reason and any other breach by Parent or Merger Sub of this Agreement, and Partnership and its Affiliates shall not otherwise be entitled to make any claim against any Parent Related Parties, and the Parent Related Parties shall have no further liability to Partnership or any of its Affiliates or any other Person therefor, except that Partnership may seek specific performance of Parent’s and Merger Sub’s obligations hereunder as and only to the extent permitted under Section 9.14; provided, however, that in no event shall Partnership or any of its Affiliates be entitled to a grant of both specific performance pursuant to Section 9.8 and the Parent Termination Fee. The Parent Related Parties are intended third party beneficiaries of this Section 8.2(d)(iv).

(v) Notwithstanding any other provision of this Agreement (i) no Party shall be liable for any speculative, indirect, consequential or punitive damages (unless awarded to a third party, and except with respect to damages that might otherwise be considered consequential damages to the extent recoverable under the applicable principles of Delaware law because they were the natural, probable and reasonably foreseeable consequence of the relevant breach or action) with respect to this Agreement, and (ii) nothing in this Section 8.2 shall limit a claim by Partnership to enforce its third party beneficiary rights under the Equity Commitment Letter in accordance with the terms hereof and of the Equity Commitment Letter prior to a valid termination of this Agreement.

ARTICLE IX

MISCELLANEOUS

9.1 Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Partnership Unitholder Approval, by written agreement of Partnership and Parent (by action taken by their respective boards of directors); provided, however, that after the adoption of the Merger Agreement by the Common Unitholders of Partnership no amendment, modification, supplement or waiver shall be made which by Law requires further approval by such Common Unitholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the General Partner, Partnership, Parent and Merger Sub.

(b) At any time and from time to time prior to the Effective Time, either Partnership, on the one hand, or Parent or Merger Sub, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub or Partnership, as applicable, (ii) waive any inaccuracies in the representations and warranties made to Parent or Partnership, as applicable, contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of Parent, Merger Sub or Partnership, as applicable, contained herein. Any agreement on the part of Parent or Partnership to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or Partnership, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

9.2 Non-Survival of Representations and Warranties. None of the representations, warranties, covenants or other agreements in this Agreement or in any schedule or certificate delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time (including the terms of this Article IX), which covenants and agreements shall survive the Effective Time in accordance with their respective terms only for such period as shall be required for the Party required to perform under such covenant or agreement to complete the performance required thereby, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates in respect thereof.

9.3 Expenses. Except as set forth in this Section 9.3, all fees and expenses incurred in connection with the Merger, this Agreement and the other Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated, except that each of Parent and Partnership shall bear and pay one-half the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which shall be borne by the Party incurring such expenses) incurred by the Parties hereto in connection with (i) the filing, printing and mailing of the Proxy Statement, (ii) the filings of the premerger notification and report forms under Antitrust Laws and foreign direct investment laws (including filing fees) and (iii) any jointly retained third parties, including attorneys, consultants and economists. For the avoidance of doubt, the Partnership shall be solely responsible for paying or reimbursing (as the case may be) the amounts in the Closing Costs Schedule as set forth in Schedule 9.3 of the Partnership Disclosure Letter.

9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by email (notice deemed given upon written confirmation of transmission) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent or Merger Sub or the Surviving Entity or following the Effective Time to the General Partner, to:

c/o Stonepeak Infrastructure Partners

55 Hudson Yards

550 W 34th Street, 48th Floor

New York, NY 10001

Attention:	James Wyper, Senior Managing Director
Adrienne Saunders, General Counsel
Email:	wyper@stonepeakpartners.com
saunders@stonepeakpartners.com;
legalandcompliance@stonepeakpartners.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 100017

Attention:	Brian Chisling
Email:	bchisling@stblaw.com

And

if to General Partner or Partnership prior to the Effective Time, to:

Attention: N. Angelique Burgess

Email: angelique.burgess@teekay.com

with a copy to (which shall not constitute notice):

Attention: Arthur Bensler

Email: art.bensler@teekay.com

With copies to the Conflicts Committee (which does not constitute notice):

Attention: Richard D. Paterson

Email: rich.d.paterson@gmail.com

Attention: Mark A. Morton, Esq.

Email: mmorton@potteranderson.com

9.5 Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable to General Partner than those contained in the Confidentiality Agreement; provided that such agreement shall include standstill provisions (which shall permit private proposals to the General Partner Board of Directors) in favor of Partnership as applicable.

“Adverse Law or Order” means (i) any statute, rule, regulation or other Law (other than any Antitrust Law or foreign direct investment law) shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger or (ii) there shall be in effect any order or injunction of any Governmental Entity of competent jurisdiction preventing the consummation of the Merger.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person through one or more intermediaries or otherwise. For the purposes of this definition, “control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

“Acquisition Financing” has the meaning set forth in Section 4.6.

“Bondholder Consents” means the consent and/or affirmative votes required for the Transaction relating to the Continuing NOK Bonds.

“Bribery Legislation” means all and any of the following: the FCPA; any Law or regulation implementing the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which Parent or Partnership operates.

“business day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in the State of New York or Province of British Columbia or is a federal holiday in the United States or Canada; provided that any day that the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands is not accepting filings shall not be a “business day” for purposes of Section 1.2.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases or finance leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP; provided that all leases of such Person that are or would have been treated as operating leases for purposes of GAAP prior to the issuance on February 25, 2016 of the Accounting Standards Update 2016-02, Leases (Topic 842) by the Financial Accounting Standards Board shall not be deemed Capital Lease Obligations notwithstanding the fact that such obligations are required in accordance with such Accounting Standards Update (on a prospective or retroactive basis or otherwise) to be treated as capitalized lease obligations in the consolidated financial statements (including all related notes and schedules) of the Partnership and the Partnership Subsidiaries included in the Partnership SEC Documents.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020, Pub. L. 116-136, any similar or successor Law or executive order or executive memo (together with all guidance, rules, and regulations related thereto issued by a Governmental Entity, including the memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, and IRS Notice 2020-65) in any U.S. jurisdiction, and any subsequent Law intended to address the consequences of COVID-19, including the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health, Economic Assistance, Liability, and Schools Act and any other U.S., non-U.S., state or local stimulus fund or relief programs or Laws enacted by a Governmental Entity in connection with or in response to COVID-19.

“Certificate of a Limited Partnership” means the Certificate of a Limited Partnership of the Partnership filed with the Registrar of Corporations of the Republic of the Marshall Islands on November 3, 2004.

“Citibank Revolving Facility” means that certain $225 million Revolving Credit Agreement, dated as of March 24, 2020, among Citibank Europe PLC, UK Branch, as agent, Partnership, as borrower, and the lenders and other parties from time to time party thereto.

“Code” means the Internal Revenue Code of 1986, as amended. “Common Unitholders” means any Person holding Common Units.

“Common Units” means the common units representing limited partner interests in the Partnership having the rights and obligations specified with respect to “Common Units” as set forth in the Existing Partnership Agreement.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of May 13, 2021, by and between Partnership and Stonepeak Partners LP.

“Conflicts Committee” means the conflicts committee established by the General Partner Board of Directors.

“Continuing NOK Bonds” means (a) those debt instruments due 2023 issued pursuant to Bond Agreement between the Partnership and Nordic Trustee AS on August 27, 2018 and (b) those debt instruments due 2025 issued pursuant to Bond Agreement between the Partnership and Nordic Trustee AS on August 28, 2020.

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy, arrangement or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect, and any amendments or supplements thereto.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or any epidemics, pandemic or disease outbreak resulting therefrom.

“COVID-19 Measures” means any quarantine, shelter in place, stay at home, workforce reduction, social distancing, shut down, closure, sequester, return to work, employment, human resources or similar Law, directive, guidelines or recommendations promulgated by any Governmental Entity in connection with or in response to COVID-19, including the CARES Act.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any Law or Maritime Guideline relating to pollution or protection, investigation or restoration of the environment or natural resources (including air, surface water, groundwater, land surface or subsurface land), wildlife (including life at sea), climate change or, as such matters relate to injury or threat of injury to persons or property relating to the use, handling, presence, transportation, treatment, storage, disposal, recycling, Release, threatened Release or discharge of, or exposure to, Hazardous Materials, bilge water or ballast water.

“Environmental Permits” means any permit, license, consent, certificate, registration, variance, exemption, order, authorization or approval required under applicable Environmental Laws.

“Equity Commitment Letter” has the meaning set forth in Section 4.6 hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Existing Debt Agreements” has the meaning set forth in Section 3.4(c).

“Existing Partnership Agreement” means the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership dated as of May 11, 2020, as amended.

“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.

“General Partner Interest” shall mean the general partnership interest of the Partnership owned by General Partner.

“Government Official” means (a) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (b) any candidate for political office, or (c) any political party or party official.

“Governmental Entity” means (a) any transnational, national, federal, state, county, municipal, local or foreign government (including the Republic of the Marshall Islands) or any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of, or pertaining to, government, including any arbitral body, (b) any public international governmental organization, or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition.

“GP Closing” shall mean the closing of the purchase of the General Partner Interest by General Partner Purchaser.

“Hazardous Materials” means any pollutant, contaminant or waste and any other material or substance defined, listed, classified or regulated as “hazardous,” “toxic,” “sewage,” or “garbage,” or any words of similar import under any Environmental Law, or that could otherwise reasonably be expected to result in liability under any Environmental Law, including petroleum, petroleum products or byproducts (including bunker, diesel fuel, crude oil and any fractions thereof), oily bilge water, natural gas, liquefied natural gas, natural gas liquids, petroleum gas, liquefied petroleum gas, explosive material, radioactive material, lead paint, anti-fouling paint or coatings, polychlorinated biphenyls (or PCBs), per- or polyfluorinated substances, dioxins, dibenzofurans, sulfur oxides, nitrogen oxides, heavy metals, mold, mold spores, mycotoxins, methane, greenhouse gases, asbestos and asbestos-containing materials, ballast water containing invasive species or pathogens, and radon gas.

“Indebtedness” means with respect to any Person,

(a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b) all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guarantees, surety bonds and similar instruments;

(c) net obligations of such Person under any interest rate, swap, currency swap, forward currency or interest rate contracts or other interest rate or currency hedging arrangements;

(d) all obligations of such Person to pay the deferred purchase price of property or services, “earn-out,” holdback, purchase price adjustment (other than trade accounts payable in the ordinary course of business);

(e) indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness will have been assumed by such Person or is limited in recourse;

(f) Capital Lease Obligations;

(g) recourse factoring arrangements;

(h) obligations outstanding under securitization facilities; and

(i) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument, provided that Indebtedness shall not include any performance guarantee or any other guarantee that is not a guarantee of other Indebtedness.

“ING Revolving Facility” means that certain $197,109,213.82 Secured Revolving Credit Facility, dated as of February 8, 2018, among ING Bank N.V., London Branch, as facility agent, Partnership, as borrower and the lenders and other parties from time to time party thereto.

“Inspection” means the physical inspection of a vessel conducted prior to the date hereof in connection with the Transactions.

“Intellectual Property” means all intellectual property and similar proprietary rights protected, created or arising under the Laws of any jurisdiction or any international convention, whether registered or unregistered, including with respect to: (a) Patents, (b) Trademarks (c) copyrights and works of authorship in any medium, including such rights in Software, (d) trade secrets and rights in all other confidential information, including know-how, inventions (whether or not patentable), algorithms, logic, operating conditions and procedures, proprietary formulae, concepts, methods, techniques, compositions, processes, apparatuses, schematics, drawings, models and methodologies, specifications, research and development information, technology, business plans, technical, engineering and manufacturing information (collectively, “Trade Secrets”) (e) Software, (f) rights in databases and data collections and (g) all registrations of, applications for registration of, and renewals and extensions of any of the foregoing, as applicable.

“IRS” means the United States Internal Revenue Service.

“knowledge” will be deemed to be, as the case may be, the actual knowledge of (a) the Persons listed in Schedule 9.5 of the Parent Disclosure Letter with respect to Parent or Merger Sub, after reasonable due inquiry, or (b) the Persons listed in Schedule 9.5 of the Partnership Disclosure Letter with respect to the Partnership, after reasonable due inquiry.

“LTIP” means the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan.

“Law” means any law (including common law), constitution, statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law, including Maritime Guidelines.

“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, encumbrance, claim, license, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Maritime Guidelines” shall mean any United States, international or non-United States (including the Republic of the Marshall Islands and Bermuda) Law, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Partnership Vessel and to which a Partnership Vessel is subject and required to comply with, imposed, published or promulgated by any Governmental Entity, the International Maritime Organization, such Partnership Vessel’s classification society or the insurer(s) of such Partnership Vessel.

“Maturing NOK Bonds” means those debt instruments due 2021 issued pursuant to Bond Agreement between the Partnership and Nordic Trustee ASA on October 26, 2016.

“Newbuildings” means vessels contracted to be constructed or newly constructed for, but not yet delivered to (i) Partnership or any Partnership Subsidiary or Partnership JV, or (ii) Parent or any Partnership Subsidiary or Partnership JV, as applicable.

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means, with respect to any Person, the articles of incorporation or association, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, partnership agreement, shareholders agreement, joint venture agreement, certificate of limited partnership and all other similar documents and foreign equivalent documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto or restatements thereof.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, would, or would reasonably be expected to, prevent, materially impair or materially delay the Parent or Merger Sub from complying with its respective material obligations hereunder or the consummation of the Transactions.

“Partnership Adverse Impact” means any Effect that, individually or in the aggregate, (i) is or would reasonably be expected to be materially adverse to Partnership and the Partnership Subsidiaries (including their respective interest in the Partnership JVs), taken as a whole, or (ii) would, or would reasonably be expected to, prevent, materially impair or materially delay the Partnership or any Partnership Subsidiary or Partnership JV from complying with its respective material obligations hereunder or the consummation of the Transactions.

“Partnership Benefit Plan” means each employee or director benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, equity or equity-based, severance, retention, employment, change of control, pension, retirement, retention or other fringe benefit plan, program or agreement that is or has been sponsored, maintained or contributed to by General Partner, the Partnership, Partnership Affiliate or any Partnership Subsidiary or to which General Partner, Partnership or any Partnership Subsidiary is obligated to sponsor, maintain or contribute or with respect to which General Partner, Partnership, Partnership Affiliate or any Partnership Subsidiary may have any obligation or liability (whether actual or contingent), including any plan, program or agreement for the benefit of employees or independent contractors who perform services for the Partnership of and Partnership Subsidiary or Partnership JV.

“Partnership Competing Proposal” means any proposal or offer made by a Person or group (other than a proposal or offer by Partnership or any of its Subsidiaries) at any time, including any amendment or modification to any existing proposal or offer, (i) pursuant to which if consummated such Person or group would acquire ownership or beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of at least fifteen percent (15%) of the assets of Partnership (based on a fair market value on a consolidated basis), at least fifteen percent (15%)

of the outstanding Common Units or businesses or assets of the Partnership representing at least fifteen percent (15%) of Partnership’s net income or net revenues (on a consolidated basis for the twelve (12) month period ending on the last day of Partnership’s most recently completed fiscal quarter for which financial statements are available) (whether pursuant to a merger, consolidation or other business combination, sale of equity, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions), in each case other than the Merger, or (ii) that is a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, tender offer or other similar transaction involving the Partnership and/or the Partnership Subsidiaries, in each case other than the Merger.

“Partnership Existing Revolving Facilities” means the ING Revolving Facility and the Citibank Revolving Facility.

“Partnership Governing Documents” means the Certificate of Limited Partnership and the Existing Partnership Agreement.

“Partnership JV” means any Person in which the Partnership or any Partnership Subsidiary has an equity ownership interest which is either (a) less than a fifty percent (50%) of the outstanding shares of capital stock of, or other equity interests, and/or (b) does not by its terms have ordinary voting power to elect at least fifty percent (50%) of the board of directors or others performing similar functions with respect to such corporation or other organization.

“Partnership Intellectual Property” means the Intellectual Property owned or purported to be owned, in whole or in part, by Partnership, the Partnership Subsidiaries or any Partnership JV.

“Partnership Material Adverse Effect” means any Effect that, individually or in the aggregate, (i) has or would reasonable be expected to have a material adverse effect on the assets, liabilities, business, results of operations or financial condition of Partnership, the Partnership Subsidiaries and the Partnership JVs, taken as a whole, or (ii) would, or would reasonably be expected to, prevent, materially impair or materially delay the Partnership or any Partnership Subsidiary or Partnership JV from complying with its respective obligations hereunder or the consummation of the Transactions; provided, however, that, solely for purposes of clause (i), no Effects to the extent resulting or arising from the following, either alone or in combination, shall be deemed to constitute a Partnership Material Adverse Effect or shall be taken into account when determining whether a Partnership Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes following the date of this Agreement in general United States or global economic conditions, (b) general conditions (or changes following the date of this Agreement therein) in any industry or industries in which Partnership operates (including changes following the date hereof in commodity prices or general market prices affecting the shipping industry generally), (c) general legal, tax, economic, political and/or regulatory conditions (or changes following the date of this Agreement therein), including any changes following the date of this Agreement affecting financial, credit or capital market conditions, (d) any change or prospective changes occurring after the date hereof in GAAP or interpretation thereof, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Entity occurring after the date hereof (including with respect to Taxes), (f) changes occurring after the date hereof in the price of Common Units, in and of itself (it being understood that the Effects giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Partnership Material Adverse Effect” may be taken into account), (g) any failure by Partnership to meet any internal or published projections, estimates or expectations of Partnership’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Partnership to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Partnership Material Adverse Effect” may be taken into account), (h) Effects arising out of changes occurring after the date hereof in geopolitical conditions, acts of terrorism, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, acts of God, epidemics, pandemics (including COVID-19) or other similar force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement (except for any damage or destruction of any of property or assets of the General Partner or a member of the Partnership Group or any Partnership joint venture resulting therefrom), (i) the negotiation, public announcement or pendency of the Transactions, including the impact of any of the foregoing on the relationships, contractual or otherwise, of Partnership with customers, suppliers, service providers, employees, Governmental Entities, unitholders or any other Persons having a relationship with Partnership and including any resulting litigation or, or (j) any COVID-19 Measure, except, (x) in the case of clauses (a)  — (e), (h) or (j), to the extent Partnership and the Partnership Subsidiaries, taken as a whole, are disproportionately impacted thereby relative to other entities operating in the same industry or industries in which Partnership and the Partnership Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Partnership Material Adverse Effect) and (y) in the case of clauses (g) and (i) shall not apply with respect to any representation or warranty (and, solely to the extent related thereto, the condition set forth in Section 7.2(a)) to the extent that the purpose of such representation or warranty is intended to address the consequences resulting from the negotiation, execution, public announcement, pendency or consummation of the Transactions.

“Partnership Material Supplier” means the top ten (10) third-party suppliers of goods or services, including both commercial pool and third-party technical managers, of Partnership and the Partnership Subsidiaries ranked by total spend by Partnership and the Partnership Subsidiaries during the twelve (12) months ended December 31, 2020 (and, in the case of a third-party technical manager, including all payments to such technical manager, including for pass-through expenses).

“Partnership Revolving Facilities” means the ING Revolving Facility, the Citibank Revolving Facility and any Replacement Revolving Facility.

“Partnership Senior Officers” means the executive officers of the Partnership and/or the Partnership Subsidiaries and/or the General Partner that are subject to the reporting requirements of Section 16(a) of the Exchange Act.

“Partnership Special Meeting” means the meeting of the holders of Common Units for the purpose of seeking the Partnership Unitholder Approval, including any postponement or adjournment thereof.

“Partnership Subsidiary” means any Subsidiary of the Partnership.

“Partnership Superior Proposal” means a bona fide, unsolicited, written Partnership Competing Proposal (with references to 15% being deemed to be replaced with references to 50%), which the General Partner Board of Directors determines in good faith after consultation with Partnership’s outside legal and financial advisors to be (a) more favorable to the Common Unitholders of Partnership from a financial point of view than the Merger, taking into account all relevant factors (including any adjustment to the terms and conditions proposed by Parent in response to such proposal) and (b) reasonably capable of being completed as proposed on a timely basis, in the case of each of clauses (a) and (b), taking into account (i) all financial, legal, regulatory and other aspects of this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such Partnership Competing Proposal or otherwise) and such Partnership Competing Proposal (including any termination fees, any expense reimbursement provisions, the terms and conditions to the consummation of such Partnership Competing Proposal and whether such Partnership Competing Proposal is fully financed and regulatory risk) and (ii) the identity of the Person making such Partnership Competing Proposal.

“Partnership Superior Proposal Acquisition Agreement” shall mean a written definitive acquisition agreement providing for a Partnership Superior Proposal entered into by and between Partnership and the Person making a Partnership Superior Proposal.

“Partnership Unitholder Approval” means the affirmative vote of the holders of at least a majority of the outstanding Common Units entitled to vote on the authorization of the Merger Agreement.

“Patents” means patents and patent applications, and any and all continuations, continuations-in-part, divisionals, renewals, provisionals, substitutions, extensions, reexaminations and reissues.

“Permitted Liens” means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable or that are being contested in good faith by appropriate proceedings, in each case only if adequate accruals or reserves have been established in accordance with GAAP, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business or are Liens for crews’ and stevedores’ wages (including the wages of the master or necessaries), in each case that are not yet overdue or are being contested in good faith by appropriate proceedings, (iii) equipment leases with third parties entered into in the ordinary course of business that are not, individually or in the aggregate, material to the business of the relevant Party and its Subsidiaries, taken as a whole, (iv) which is disclosed on the most recent (as of the date hereof) consolidated balance sheet of the Partnership or notes thereto or securing liabilities reflected on such balance sheet or Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business that are not, individually or in the aggregate, material to the business of the relevant Party and its Subsidiaries, taken as a whole, and that are not the result of delinquent payments, (v) non-exclusive licenses of Intellectual Property (1) to customers or (2) to service providers for use for the benefit of Partnership and any Partnership Subsidiary or Partnership JV, in each case, in the ordinary course of business, (vi) under any Partnership lease, or with respect to the real property interests of the landlords thereunder for which no amounts are due and payable, (vii) zoning, entitlement, building and other land use regulations imposed by any Governmental Entity having jurisdiction over the Partnership leased real property or as applicable, which are not violated by the current use and operation of the such real property, (viii) covenants, conditions, restrictions, easements, and other similar matters of record affecting title to Partnership leased real property which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used; provided that the current use of real property does not materially violate such covenants, conditions, restrictions, easements, and other similar matters of record, (ix) public roads and highways, (x) matters which would be disclosed by an inspection or accurate survey of each parcel of real property that are not, individually or in the aggregate, material to the business of the relevant Party and its Subsidiaries, taken as a whole, or (xi) related to indebtedness permitted under Section 5.1(b)(ix) of this Agreement.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization, including analogous foreign entities.

“Personal Information” means, in addition to any definition for any similar term (e.g., “personally identifiable information,” “personal data” or “PII”) provided by applicable Privacy Law, data that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly to an individual person, including name, address, email address, photograph, social security number, driver’s license number, passport number, insurance policy number, employment history, bank account number, credit or debit card number, other financial information, medical information, health insurance information and any other similar information.

“Preferred Units” means the Series A Preferred Units and the Series B Preferred Units together.

“Privacy Laws” means all applicable Laws relating to the Processing, privacy or security of Personal Information and all regulations or guidance issued thereunder, including the EU General Data Protection Regulation (EU) 2016/679 (the “GDPR”) and all national implementing laws of individual EU Member States, Section 5 of the Federal Trade Commission Act, Children’s Online Privacy Protection Act, the CAN-SPAM Act and associated regulations set forth in 16 C.F.R. Part 316, California Consumer Privacy Act of 2018 and the California Consumer Privacy Act Regulations, and all other applicable Laws, industry standards, public-facing policies and statements, and contractual obligations relating to the Processing, privacy or security of Personal Information, data protection, information security, cybercrime, data breach notification, social security number protection, outbound communications and/or electronic marketing in any applicable jurisdictions.

“Proceeding” means any demand, action, suit, claim, complaint, investigation, administrative charge, audit, arbitration or other proceeding of any kind whatsoever, at law or in equity, by or before any Governmental Entity.

“Processing” or “Processed” means any operation or set of operations which is performed on Personal Information, whether or not by automated means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Proxy Statement” means the proxy statement related to the Partnership Special Meeting (as amended from time to time).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment or disposing into the environment.

“Required Commercial Consents” means any consents or waivers under any Vessel charter or from a Partnership JV partner, including consents or waivers as necessary to avoid a default or other breach under any Vessel charter or any Contract entered into with a Partnership JV partner caused by entry into this Agreement or by the Transactions, in all cases including such consents identified and set forth in Section 3.20(a)(viii) of the Partnership Disclosure Letter.

“Required Debt Consents means any consents or waivers from the lenders, holders or other creditors of loans, bonds, notes or other financings, as applicable, and/or agents, trustees or similar party under any financing Contracts or pursuant to any Indebtedness, including consents or waivers as necessary thereunder to avoid a breach, event of default, the exercise of a put or similar right, or change of control trigger caused by entry into this Agreement or by the Transactions, or the replacement of guaranties or other credit support obligations provided by parent entities of the Partnership, in all cases including such consents identified and set forth in identified and set forth in Section 3.20(a)(viii) of the Partnership Disclosure Letter.

“Representatives” means, when used with respect to Parent, Merger Sub or the General Partner of the Partnership, its Affiliates and its and its Affiliates’ directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives.

“Rights” means, with respect to any Person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such Person (or the general partner of such Person) to issue, transfer or sell any partnership or other equity interest of such Person or any of its Subsidiaries or any securities convertible into or exchangeable for such partnership interests or equity interests, or (b) contractual obligations of such Person (or the general partner of such Person) to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in such Person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this definition.

“Sanctioned Country” means a country, region, or territory which is itself the subject or target of any comprehensive sanctions that broadly prohibit dealings with that country, region, or territory (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means any Person with whom dealings are prohibited under any applicable Sanctions Laws, including as a result of being (a) any Person identified in any list of designated Persons maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of Commerce, the U.S. Department of State, or by the United Nations Security Council, Her Majesty’s Treasury of the United Kingdom, the European Union, or any European Union member state; (b) any Person located, organized, resident in, or a Governmental Entity or government instrumentality of, any Sanctioned Country or (c) 50% or more owned or controlled by, or acting on behalf of any Person described in (a) or (b).

“Sanctions Laws” means all Laws administered or enforced by the United States government, including those administered or enforced from time to time by the Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the United States Department of Commerce, the United States Department of State, the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom, concerning economic or financial sanctions, including trade embargoes and export restrictions, the freezing or blocking of assets of targeted Persons, and the ability to engage in transactions with specified persons or countries including any Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Series A Preferred Units” means the Partnership’s series of Preferred Units designated as “9.00% Series A Cumulative Redeemable Perpetual Preferred Units.”

“Series B Preferred Units” means the Partnership’s series of Preferred Units designated as “8.50% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units.”

“Services Companies Closing” shall mean the closing of transaction contemplated by the Services Companies Restructuring and Purchase Agreement by the Services Companies Purchaser in accordance with the terms thereof.

“Software” means any software, firmware and computer programs and applications, including all (a) data files, computer programs, application programming interfaces, computerized databases, algorithms, data files, plugins, libraries, subroutines, tools and APIs, in each case of the foregoing whether in source code, executable or object code form and (b) software-related documentation, including user manuals, specifications and other documentation related thereto.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any other Person of which (a) at least fifty percent (50%) of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity or U.S. or non-U.S. taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration required to be filed with any Governmental Entity or U.S. or non-U.S. taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Trademarks” means trademarks, service marks, trade names, business names, logos, trade dress, Internet domain names, and all other similar rights or identifiers of source or origin in any part of the world, together with all common law rights therein and all goodwill symbolized thereby.

“Willful Breach” means a willful act or failure to act that is in material breach of this Agreement that is the consequence of an act or omission by a Party with the actual knowledge (or with the knowledge that a Person acting reasonably under the circumstances should have) that the taking of such act or failure to take such action would, or would reasonably be expected to, be a material breach of this Agreement. “Willfully Breached” has a correlative meaning.

9.6 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Adverse Financing Event”	Section 6.12(a)
“Agreement”	Preamble
“Articles of Merger”	Section 1.3
“Book-Entry Units”	Section 2.2(b)
“Certificates”	Section 2.2(b)
“Closing Date”	Section 1.2
“Closing”	Section 1.2
“Code”	Recitals
“Conflicts Committee”	Recitals
“Covenants Letter Agreement”	Recitals
“D&O Insurance”	Section 6.4(c)
“Divestiture Action”	Section 6.2(c)
“Enforceability Exceptions “Effective Time”	Section 3.3(a) Section 1.3
“Excluded Units”	Section 2.1(e)
“GAAP”	Section 3.2(d)
“General Partner Board of Directors”	Recitals

“General Partner Board Recommendation”	Recitals
“General Partner Purchaser”	Recitals
“GP Purchase Agreement”	Recitals
“Indemnified Parties”	Section 6.4(a)
“Intended Tax Treatment”	Recitals
“IT Systems”	Section 3.16(b)
“LP Act”	Recitals
“Merger Consideration”	Section 2.1(a)
“Merger Sub”	Preamble
“Merger”	Recitals
“Morgan Stanley”	Section 3.18
“Non-Recourse Parties”	Section 9.15
“Outside Date”	Section 8.1(c)
“Parent Board of Directors”	Recitals
“Parent Disclosure Letter”	Article IV
“Parent Related Party”	Section 8.2(d)(iv)
“Parent”	Preamble
“Partnership Change of Recommendation”	Section 5.3(a)
“Partnership Disclosure Letter”	Article III
“Partnership Inquiry”	Section 5.3(c)
“Partnership IT Systems”	Section 3.16(b)
“Partnership Lease”	Section 3.17(b)
“Partnership Leased Real Property”	Section 3.17(b)
“Partnership Material Contracts”	Section 3.21(a)
“Partnership Permits”	Section 3.7(b)
“Partnership Registered Intellectual Property”	Section 3.15(a)
“Partnership Related Party”	Section 8.2(d)(iii)
“Partnership SEC Documents”	Section 3.4(a)
“Partnership Termination Fee”	Section 8.2(b)
“Partnership Vessels”	Section 3.18(a)
“Partnership”	Preamble
“Party”	Preamble
“Plan of Merger”	Recitals
“Required Approvals”	Section 3.3(b)
“Sarbanes-Oxley Act”	Section 3.5(a)
“Services Companies Restructuring and Purchase Agreement”	Recitals
“Services Companies Purchaser”	Recitals
“Support Agreement”	Recitals
“Surviving Entity”	Section 1.1
“Trade Secrets”	Section 9.5
“Transactions”	Recitals
“Transfer Taxes”	Section 6.16(b)

9.7 Interpretation. When a reference is made in this Agreement to Sections Articles, Exhibits or Schedules, such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the un-capitalized term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement or in the Parent Disclosure Letter or the Partnership Disclosure Letter are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. The words “hereof”, “herein” and “hereunder” and word of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context requires otherwise. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. The phrase “ordinary course of business” as used in this Agreement shall be deemed to mean “the ordinary course of business consistent with past practice”. All references to “dollars” and “US$” will be deemed references to the lawful money of the United States of America. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-business day, the period in question shall end on the next succeeding business day. The term “furnished” or “made available” to another Party means that, no later than 5:00 p.m. New York City time on the day prior to the date hereof, such information, document or material was (i) publicly filed on the SEC EDGAR database as part of a Partnership SEC Document (or expressly incorporated by reference therein), as the case may be or (ii) made available for review by such other Party or its Representatives in the data room maintained for the Transactions or otherwise provided to such other Party or its Representatives, in each case, at least two (2) days prior to the date of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

9.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. Delivery of an executed counterpart of a signature page to this Agreement by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement and shall constitute an original for all purposes.

9.9 Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Partnership Disclosure Letter and the Parent Disclosure Letter), the Confidentiality Agreement, the GP Purchase Agreement, the Services Companies Restructuring and Purchase Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1 hereof, Parent and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except as provided in Section 6.4 (but only following the Effective Time), Section 8.2(d)(iii) (with respect to Partnership Related Parties), Section 8.2(d)(iv) (with respect to Parent Related Parties) and Section 9.15 (with respect to Non-Recourse Parties), neither this Agreement (including the Partnership Disclosure Letter and the Parent Disclosure Letter) nor the Confidentiality Agreement are intended to confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance herewith without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger are fulfilled to the extent possible.

9.11 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other jurisdiction, except (i) to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to the Merger and (ii) all matters relating to the fiduciary duties of the General Partner Board of Directors shall be subject to the laws of the Republic of the Marshall Islands.

(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the District of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the District of Delaware, as applicable, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the District of Delaware, as applicable, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.11(b) in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

9.12 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE

EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

9.13 Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, except Parent or Merger Sub may assign any or all of its rights, interests and obligations hereunder to its Affiliates; provided, that no such assignment shall relieve Parent or Merger Sub of any obligation or liability under this Agreement if such assignee does not perform its obligations. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns and this Agreement is not intended to, and shall not, confer upon any other Person other than the Parties and their respective successors and permitted assigns any rights or remedies hereunder.

9.14 Enforcement; Remedies.

(a) Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the termination of this Agreement pursuant to Article VIII, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance to specifically enforce the terms and provisions of this Agreement and to any further equitable relief. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief.

(c) The Parties’ rights in this Section 9.14 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.14 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.14, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

9.15 Non-Recourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative or affiliate of any of the foregoing of any Party or of any Affiliate of any Party, or any of their successors of permitted assigns (collectively, the “Non-Recourse Parties”), shall have any liability for any obligations or liabilities of any Party under this Agreement or for any claim, action, suit, or other legal proceeding based on, in respect of or by reason of the Transactions, except in the case of fraud or illegal acts. The Non-Recourse Parties are intended third party beneficiaries of this Section 9.15.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, Parent, Merger Sub, General Partner` and Partnership have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

TEEKAY GP LLC

By:	/s/ N. Angelique Burgess
Name:	N. Angelique Burgess
Title:	Secretary

TEEKAY LNG PARTNERS, L.P.

By:	Teekay GP LLC, its general partner

By:	/s/ N. Angelique Burgess
Name:	N. Angelique Burgess
Title:	Secretary

[Signature Page to Agreement and Plan of Merger]

STONEPEAK INFRASTRUCTURE FUND IV CAYMAN (AIV III) LP

By: Stonepeak Infrastructure Fund IV Cayman LP, its general partner

By: Stonepeak Infrastructure Fund IV Cayman Ltd, its general partner

By:	/s/ James Wyper
Name:	James Wyper
Title:	Senior Managing Director

[Signature Page to Agreement and Plan of Merger]

LIMESTONE MERGER SUB, INC.

By:	/s/ James Wyper
Name:	James Wyper
Title:	President

[Signature Page to Agreement and Plan of Merger]